INFORMATION MADE PUBLIC, FILED OR DISTRIBUTED BY THE BANK THROUGH AUGUST 31, 2007

1. FINANCIAL ANNOUNCEMENTS IN THE BULLETIN OF LEGAL ANNOUNCEMENTS (the "BALO")

    1.1 Summary of assets and liabilities as at June 30, 2007, published on August 10, 2007.

2. MATERIALS PUBLISHED IN CONNECTION WITH A PUBLIC OFFERING OF SECURITIES

    2.1 Materials relating to the EUR 50,000,000,000 Euro Medium Term Note Program.

        A. Final Terms relating to the issuance of EUR 1,000,000,000 Fixed Rate Notes due August 2022, dated August 8, 2007.

3. OTHER PUBLIC DISCLOSURE

    3.1 Press releases through August 31, 2007.

    3.2 Presentation entitled "Second Quarter and First-Half 2007 Results", dated August 2007.



Crédit Agricole S.A.
File No. 82-34771

Exhibit 1.1

Summary of assets and liabilities as at June 30, 2007

Published in the BALO, August 10, 2007

Please see attached English language version.

Exhibit 1.1

English Translation from French

Crédit Agricole S.A. BALO Notice published August 10, 2007

CREDIT AGRICOLE S.A.

A French *société anonyme* with a capital of €4,491,966,903
Registered office: 91-93, boulevard Pasteur, 75015 Paris
Registry of Commerce and Companies: 784 608 416 Paris – APE: 65.1
Siret: 784 608 416 00011

Financial Position as at June 30, 2007
(€ thousands)

Assets	Amount
Cash, due from central banks and French postal system	240,279
Treasury bills and similar items	4,494,261
Due from banks	62,327,247
Crédit Agricole internal transactions	216,836,385
Customer-related items	1,787,580
Bonds and other fixed-income securities	24,601,300
Shares and other variable-income securities	3,917,158
Investments and other long-term securities	10,662,635
Investments in non-consolidated affiliates	47,752,229
Intangible assets, bank premises and equipment	196,656
Other assets	13,297,324
Sundry accounts and prepaid expenses	11,950,662
Total assets	398,063,716

Liabilities and shareholders' equity	Amount
Due to central banks and current accounts with French postal system	1,732
Due to banks	56,239,068
Crédit Agricole internal transactions	20,514,382
Customer-related transactions	167,085,907
Debts represented by a security	79,432,413
Other liabilities	6,636,272
Sundry accounts and unearned income	17,414,004
General risks and liabilities reserves	1,572,660
Subordinated debt and equity loans	22,350,795
Fund for general banking risks (FGBR)	755,898
Shareholders' equity (excl. FGBR)	26,060,585
Share capital	4,941,164
Additional paid-in capital	16,126,957
Reserves	2,737,753
Regulated provisions and investment grants	2,051
Retained earnings	2,252,660
Total liabilities and	398,063,716

shareholders' equity	

Off-balance sheet items	Amount
Guarantees and commitments given	19,310,558
Financing commitments given	5,454,296
Guarantees given	13,856,262
Commitments	0
Guarantees and commitments received	3,935,557
Financing commitments received	3,224,797
Gurantees received	710,760
Commitments on securities	0

Cumulative Financial Position of the 41 Crédit Agricole regional banks (€ thousands)

Assets	Amount
Cash, due from central banks and French postal system	4,295,433
Treasury bills and similar items	265,315
Due from banks	1,974,131
Crédit Agricole internal transactions	21,605,334
Due from customers	304,739,954
Bonds and other fixed-income securities	7,748,335
Shares and other variable-income securities	13,910,519
Investments in other long-term securities	15,129,189
Investments in non-consolidated affiliates	1,156,185
Intangible assets,	2,870,504
Other assets	2,623,528
Sundry accounts and prepaid expenses	5,658,876
Total assets	381,977,303

Liabilities and shareholders' equity	Amount
Due to central banks and current accounts with French postal system	73
Due to banks	1,117,482
Crédit Agricole internal transactions	217,280,617
Customer-related transactions	84,847,199
Debts represented by a security	23,974,699
Other liabilities	1,921,084
Sundry accounts and unearned income	7,189,526
General risks and liabilities reserves	4,203,850
Mutual security deposits	3,128
Subordinated debt and equity loans	3,701,554
Fund for general banking risks (FGBR)	1,130,041
Shareholders' equity (excl. FGBR)	36,608,050
Share capital	4,069,909
Additional paid-in capital	10,824,344
Reserves	21,844,377
Regulated provisions and investment grants	17,025
Retained earnings	-147,605
Total liabilities and shareholders' equity	381,977,303

Off-balance sheet items	Amount
Guarantees and commitments given	70,656,199
Financing commitments given	61,132,042
Guarantees given	9,389,625
Commitments	134,532
Guarantees and commitments received	66,270,765
Financing commitments received	1,751,386
Guarantees received	64,328,141
Commitments on securities	191,238

Crédit Agricole S.A.
File No. 82-34771

Exhibit 2.1 A

Final Terms relating to the issuance of EUR 1,000,000,000 Fixed Rate Notes

due August 2022

August 8, 2007

Final Terms dated 8 August 2007



Crédit Agricole S.A.

acting through its London Branch
Euro 50,000,000,000
Euro Medium Term Note Programme

Series No: 200
Tranche No: 1

EUR 1,000,000,000 Fixed Rate Notes due August 2022
Issued by: Crédit Agricole S.A. acting through its London Branch (the "Issuer")

CALYON Crédit Agricole CIB

Bancaja

Dresdner Kleinwort

Part A — Contractual Terms

Terms used herein shall be deemed to be defined as such for the purposes of the Conditions set forth in the Base Prospectus dated 4 June 2007 and the supplement to the Base Prospectus dated 19 June 2007 which together constitute a base prospectus for the purposes of the Prospectus Directive (Directive 2003/71/EC) (the "Prospectus Directive"). This document constitutes the Final Terms of the Notes described herein for the purposes of Article 5.4 of the Prospectus Directive and must be read in conjunction with such Base Prospectus as so supplemented. Full information on the Issuer and the offer of the Notes is only available on the basis of the combination of these Final Terms and the Base Prospectus. The Base Prospectus and the supplement to the Base Prospectus are available for viewing on the website of the Luxembourg Stock Exchange (www.bourse.lu) and copies may be obtained from Crédit Agricole S.A., 91-93, boulevard Pasteur, 75015 Paris, France.

1	Issuer:	Crédit Agricole S.A., acting through its London Branch
2		
	(i) Series Number:	200
	(ii) Tranche Number:	1
3	Specified Currency or Currencies:	Euro ("EUR")
4	Aggregate Nominal Amount:	
	(i) Series:	EUR 1,000,000,000
	(ii) Tranche:	EUR 1,000,000,000
5	Issue Price:	100.00 per cent. of the Aggregate Nominal Amount
6	Specified Denominations:	
	(i) Specified Denomination(s):	EUR 100,000
	(ii) Calculation Amount:	EUR 100,000
7	(i) Issue Date:	10 August 2007
	(ii) Interest Commencement Date:	Issue Date
8	Maturity Date:	10 August 2022
9	Interest Basis:	5.065 per cent. Fixed Rate
10	Redemption/Payment Basis:	Redemption at par
11	Change of Interest or Redemption/Payment Basis:	Not Applicable
12	Put/Call Options:	Not Applicable
13		
	(i) Status of the Notes:	Unsubordinated Notes. The Notes constitute *obligations* under French law.

	(ii) Dates of the corporate authorisations for issuance of the Notes:	Resolution of the Board of Directors of the Issuer dated 15 May 2007 and *décision d'émission* of the Issuer dated 8 August 2007.
14	Method of distribution:	Syndicated

Provisions Relating to Interest (if any) Payable

15	**Fixed Rate Note Provisions**	Applicable
	(i) Rate of Interest:	5.065 per cent. per annum payable annually in arrear
	(ii) Specified Interest Payment Date(s):	10 August in each year, adjusted in accordance with the Modified Following Business Day Convention for which the Business Days are TARGET
	(iii) Fixed Coupon Amount:	EUR 5,065 per Calculation Amount
	(iv) Broken Amount(s):	Not Applicable
	(v) Day Count Fraction:	Actual/Actual – (ICMA), unadjusted
	(vi) Determination Dates:	Not Applicable
	(vii) Other terms relating to the method of calculating interest for Fixed Rate Notes:	Not Applicable
16	**Floating Rate Note Provisions**	Not Applicable
17	**Zero Coupon Note Provisions**	Not Applicable
18	**Index-Linked Interest Note/other variable-linked interest Note Provisions**	Not Applicable
19	**Dual Currency Note Provisions**	Not Applicable

Provisions Relating to Redemption

20	**Redemption at the Option of the Issuer (Call Option)**	Not Applicable
21	**Redemption at the Option of Noteholders (Put Option)**	Not Applicable
22	**Final Redemption Amount of each Note**	EUR 100,000 per Note of EUR 100,000 Specified Denomination
23	**Early Redemption Amount**	
	(i) Early Redemption Amount(s) of each Note payable on redemption for taxation reasons (Condition 6(b)) or on event of default (Condition 10) or other early redemption and/or the method of calculating the same (if required or if different from that set out in the Conditions):	As set out in the Conditions

(ii)	Redemption for taxation reasons permitted on days other than Specified Interest Payment Dates (Condition 6(b)):	No
(iii)	Unmatured Coupons to become void upon early redemption:	Yes

General Provisions Applicable to the Notes

24	Form of Notes:	**Bearer Notes**:
	New Global Note:	Yes
		Temporary Global Note exchangeable for a Permanent Global Note which is exchangeable for Definitive Notes in the limited circumstances specified in the Permanent Global Note
25	Financial Centre(s) or other special provisions relating to Payment Dates:	TARGET
26	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):	Not Applicable
27	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment:	Not Applicable
28	Details relating to Instalment Notes: amount of each instalment, date on which each payment is to be made:	Not Applicable
29	Redenomination, renominalisation and reconventioning provisions:	Not Applicable
30	Consolidation provisions:	Not Applicable
31	Applicable tax regime:	Conditions 8(b) and 8(c) apply and the Notes are issued (or deemed issued) outside France.
32	Other final terms:	Not Applicable

Distribution

33

(i)	If syndicated, names of Managers (specifying Lead Manager):	CALYON CAJA DE AHORROS DE VALENCIA, CASTELLÓN Y ALICANTE, BANCAJA DRESDNER BANK AG LONDON BRANCH.

	(ii) Date of Subscription Agreement (if any):	8 August 2007
	(iii) Stabilising Manager(s) (if any):	Not Applicable
34	If non-syndicated, name of Dealer:	Not Applicable
35	Total commission and concession:	Not Applicable
36	Additional selling restrictions:	Not Applicable

Post Issuance Information

The Issuer does not intend to issue any post-issuance information concerning the underlying in connection with this issue of Notes.

Listing and Admission to Trading Application

These Final Terms comprise the final terms required to list and have admitted to trading the issue of Notes described herein pursuant to the Euro 50,000,000,000 Euro Medium Term Note Programme of the Issuer.

Responsibility

The Issuer accepts responsibility for the information contained in these Final Terms.

Signed on behalf of the Issuer

Duly represented by: Omar Ismael Aguirre



Omar Ismael Aguirre
General Manager

Part B — Other Information

1 Risk Factors

Not Applicable

2 Listing and Admission to Trading

(i) Listing:	Official list of the Luxembourg Stock Exchange
(ii) Admission to trading:	Application has been made for the Notes to be admitted to trading on the regulated market of the Luxembourg Stock Exchange with effect from 10 August 2007
(iii) Estimate of total expenses related to admission to trading:	EUR 8,590

3 Ratings

Not Applicable

4 Notification

Not Applicable

5 Interests of Natural and Legal Persons Involved in the Issue

Save as discussed in "Subscription and Sale" in the Base Prospectus, so far as the Issuer is aware, no person involved in the offer of the Notes has an interest material to the offer.

6 Reasons for the Offer, Estimated Net Proceeds and Total Expenses

(i) Reasons for the offer	See "Use of Proceeds" wording in Base Prospectus
(ii) Estimated net proceeds:	EUR 1,000,000,000
(iii) Estimated total expenses:	As set out in item 2(iii) of this Part B

7 Yield

Indication of yield:	5.065 per cent.

8 Operational Information

Intended to be held in a manner which would allow Eurosystem eligibility:	Yes. Note that the designation "yes" simply means that the Notes are intended upon issue to be deposited with one of the Euroclear Bank S.A./N.V. or Clearstream, Luxembourg as common safekeeper and does not necessarily mean that the Notes will be recognised as eligible collateral for Eurosystem monetary policy and intra-day credit operations by the Eurosystem either upon issue or at any or all times during their life. Such recognition will depend upon satisfaction of the Eurosystem eligibility criteria.
ISIN Code:	XS0315528850
Common Code:	31552885
Cusip Number:	Not Applicable
Any clearing system(s) other than Euroclear Bank S.A./N.V. and Clearstream Banking Société Anonyme and the relevant identification number(s):	Not Applicable
Delivery:	Delivery against payment
Names and addresses of additional Paying Agent(s) (if any):	Not Applicable

Crédit Agricole S.A.
File No. 82-34771

Exhibit 3.1

Press releases issued by Crédit Agricole

Through August 31, 2007

Please see attached.

CRÉDIT AGRICOLE IMMOBILIER

CRÉDIT AGRICOLE S.A.

RSB SUD BRETAGNE PROMOTION IMMOBILIÈRE

Press release

Crédit Agricole Immobilier buys property developer RSB

Issy-les-Moulineaux, 1 August 2007 — Via its property development subsidiary UNIMO, Crédit Agricole Immobilier has acquired from the founding family 100% of RSB ("Région Sud Bretagne"), a property developer specialising in the Brittany region.

CEO of Crédit Agricole Immobilier, Olivier Wigniolle expressed his satisfaction with this latest deal: "we are happy with this acquisition as it is the follow on from the Monné-Decroix deal announced last week. It is another step in Crédit Agricole Immobilier's strategy of strengthening its presence in France's provinces and in the Ile-de-France region".

Armed with both a good image and a strong local presence, RSB plans to develop over 1,000 housing programmes and more than 500 lots over the coming years. This is expected to generate revenues of around 150 million euros in the next few years.

"This deal should enable us to expand Crédit Agricole Immobilier's property development capacity to around 5,000 housing programmes in the medium term in the apartment development sector and at the same time extend our geographical coverage," states Bernard Michel, chairman of Crédit Agricole Immobilier and head of property, purchasing and logistics at Crédit Agricole S.A. group.

Crédit Agricole Regional Banks in the Brittany region will generate synergies between RSB and their property holding company Avenir Bretagne-Habitat, primarily by contributing to the marketing of lots that RSB develops.

This partnership between Crédit Agricole Immobilier and the Regional Banks in Brittany illustrates Crédit Agricole Group's ambitions in the property sector.

SOCIETE GENERALE

Global Investment Management and Services

CALYON
CRÉDIT AGRICOLE CIB

Press release

Paris, August 8th, 2007

Société Générale and Calyon sign a merger agreement between Fimat and Calyon Financial and announce the creation of Newedge

Société Générale and Calyon today signed the final agreement relative to the merger of the brokerage activities currently carried out by their respective subsidiaries, Fimat and Calyon Financial.

The operational launch of the new entity is scheduled for early 2008, subject to the approval of supervisory authorities.

The resulting entity, Newedge, will be controlled 50/50 by Société Générale and Calyon and will have bank status. It will be headquartered in Paris, and is expected to have a combined staff of around 3,000 located in the world's main financial centres.

Newedge will be provided with effective governance which will ensure its autonomy in operational functions and anticipate any conflict arising between the shareholders. These will have the same rights and the same representation on the Board of Directors. The Chairman, Marc Litzler, Deputy CEO of Calyon and the Vice-Chairman, Philippe Collas, Deputy CEO of Société Générale with responsibility for its Global Investment Management and Services division, will each be appointed for a period of two years, with an alternation between Société Générale and Calyon.

Patrice Blanc, the Chairman and CEO of the Fimat Group, will be appointed CEO of Newedge and Richard Ferina, Calyon Financial's Chairman and CEO, will be Deputy CEO.

In a fast-growing market, Newedge will rank as a world leader in execution, in particular electronic execution, as well as in clearing derivative products traded in over 70 organized markets in the USA, Europe and Asia-Pacific.

On a *pro forma* basis as at 31st December, 2006, the combined entity handled more than 1.3 billion contracts, with sales of over one billion euros.

In addition to its core business as a Futures Commission Merchant (FCM), the new entity will continue to offer a range of complementary execution services on OTC markets and on all the spot markets, including money market instruments, bonds, equities, FX and tangible commodities.

A leading player in brokerage, Newedge will combine the specific know-how (risk management, cross margining, financing, etc) of the two entities and provide an innovative and comprehensive prime brokerage offering, an alternative to the services proposed by investment banks to their institutional customers.

Generating diversified revenue streams from banks, brokers, firms and management companies including hedge funds, the new entity will thus meet the increasing demands of a broader customer base, with a wider spectrum of products and access to increasingly substantial sources of liquidity.

***

***Société Générale Global Investment Management & Services* (GIMS)** has 11,435 employees and includes:

- Asset Management (Société Générale Asset Management is one of the world's leading asset managers, with EUR 393.4 billion under management as at 30th June, 2007),
- Private Banking (SG Private Banking, with offices in 23 countries, manages EUR 73.8 billion in assets as at 30th June, 2007),
- Securities Services (Société Générale Securities Services currently ranks 3rd among securities custodians in Europe with EUR 2,580 billion in assets under custody as at 30th June, 2007) and Boursorama (direct banking).

www.socgen.com

Calyon Credit Agricole CIB is the investment banking arm of the Credit Agricole Group. With over 13,000 employees in more than 55 countries, Calyon is active in a broad range of Capital Markets, brokerage, Investment Banking and structured financing, corporate banking and International Private Banking.
Credit Agricole is the fourth largest bank in the world by tier 1 capital, number two in Europe, (The Banker, July 2007). Credit Agricole Group employs over 155 000 and has EUR 58.7 billion capital and Net banking Income of EUR 29.9 billion.

www.calyon.com

CALYON
CRÉDIT AGRICOLE CIB

Press release

Paris, 30th August 2007

A new management team for Calyon

Upon the recommendation of Georges Pauget, its Chairman, Calyon's Board of Directors approved, at its 28th August 2007 meeting, the appointment of Marc Litzler as CEO and Jérôme Grivet and Alain Massiera as Deputy CEOs. The new top management team will start in office on 1st October 2007.

Marc Litzler is appointed CEO. Since December 2004, Marc Litzler has served as Deputy CEO and has been a member of Crédit Agricole s.a's Executive Committee.

Marc Litzler started his career within the Alstom engineering group before joining Société Générale' equity derivatives teams in 1989. He was in turn Global Head of equity derivatives trading from 1993 through 1999, then Global Head of the equities business line from 1999 to 2001. From 2001 through 2003, he was Co Global Head of Société Générale's Corporate and Investment Banking Division.

Aged 48, Marc Litzler is a graduate from Ecole Polytechnique and holds a diploma in Marine Engineering.

Jérôme Grivet is appointed Deputy CEO. Since June 2004, Jérôme Grivet has been a member of Calyon's Executive Committee in charge of Finance, Secrétariat Général and Strategy.

Jérôme Grivet started his career in the Administration (Inspection Générale des Finances, Adviser to the Prime Minister for European Affairs), before joining Crédit Lyonnais in 1998 as Head of the Finance and Management Control Department of the Domestic Commercial Banking Division. In 2001, he was appointed Head of Crédit Lyonnais' Strategy Department a position he then retained with Crédit Agricole s.a.

Jérôme Grivet is also a member of Crédit Agricole s.a's Executive Committee. He represents the Group on the French Banking Federation's Investment Banking and Capital Markets Commission.

Aged 45, Jérôme Grivet is a graduate from the commercial school ESSEC and from Institut d'Etudes Politiques de Paris. An alumnus from ENA, the college for senior civil servants, he is an Inspecteur des Finances.

Alain Massiera is appointed Deputy CEO. He is also appointed member of Crédit Agricole s.a's Executive Committee from 2007 October, 1st.
Since February 1999, Alain Massiera has served as CEO of Crédit Agricole Indosuez (Switzerland) s.a., renamed Crédit Agricole (Switzerland) s.a in March 2005.

Alain Massiera started his career with ANZ / Grindlays Bank s.a in Nice in 1978, then in Bombay in the International Department from 1982 to 1987. He then joined Banque Indosuez in Paris, where he was in charge of the Customer Relations Department of the Saudi Fransi Bank subsidiary in Saudi Arabia until 1990, and then Head of Corporates/Credit Department until 1993. In February 1993, he was appointed CEO of Crédit Agricole Indosuez in Italy, a position he occupied until 1997, when he became CEO of Crédit Foncier de Monaco.

Aged 53, Alain Massiera is a graduate from the HEC commercial school (1977) and holder of a diploma in further studies in accounting (1979).



CRÉDIT AGRICOLE S.A.

Paris, 30 August 2007

Extremely robust earnings growth reflects the Group's new dimension

Second quarter 2007 results
(Q2-07 compared with Q2-06)

▪ Net banking income	€5,271 million (+21.9 %*)
▪ Operating income	€1,522 million (+20.7 %*)
▪ Net income (Group share)	€1,292 million (+20.3 %*)

Half-year 2007 results
(H1-07 compared with H1-06)

▪ Net banking income	€10,286 million (+20.6 %*)
▪ Gross operating income	€3,789 million (+20.7 %*)
▪ Net income (Group share)	€3,947 million (+17.9 %*)
▪ Annualised ROE after tax	15.5%*

Crédit Agricole S.A.'s board of directors, chaired by René Carron, met on 29 August 2007 to review the accounts for the first half of 2007.

Crédit Agricole S.A. generated net income (Group share) of €3,947 million, an increase of 48.7% compared with the same period in 2006. Excluding atypical items (primarily the gain on the disposal of the stake in Intesa in the first quarter and charges for LCL's 2007-2010 competitiveness plan), net income expanded by 17.9%, under the impetus of an excellent performance in the second quarter.

At €1,292 million, net income (Group share) rose by 20.3%* despite a conservative approach to the impacts of the US subprime loan turmoil, thereby confirming the great strength of the Group's profitable growth model. During the second quarter, net banking income reached an all-time high, with a rise of 21.9%* driven by robust business momentum and acquisitions. Operating income advanced by 20.7%*.

The Group is reaping the fruits of its well-diversified model, which cushions economic ups and downs and allows it to adjust proactively to structural trends in each of its business lines, including the turbulent international markets climate owing to the events in the US mortgage market, intense competition in France, and the launch of LCL's competitiveness plan.

---

* Excluding atypical items.

The contributions from corporate and investment banking and the specialised business lines were up sharply, with increases of 8% and 18% respectively. Corporate and investment banking delivered an outstanding performance, including in the second quarter. The first half was also excellent for the asset management businesses, in terms of both revenues and earnings, while specialised financial services benefited from solid momentum abroad, underpinned by acquisitions. In French retail banking, business continued on a solid trend and net income excluding atypical items (provision for home purchase savings schemes and LCL competitiveness plan) continued to expand steadily in a highly competitive environment. In International retail banking, operating results surged as a result of acquisitions. Emporiki's restructuring plan is moving forward as anticipated, and Cariparma and FriulAdria delivered better-than-expected operational and financial results. On 1 July, as announced, the 173 Intesa branches were switched over, in a feat of technological and managerial skill.

During the first half, the Group continued to diversify its businesses on an expanded scale, especially abroad, in keeping with its 2006-2008 development plan. In addition to International retail banking, all other business lines made acquisitions. In Specialised financial services, after forming the joint venture with Fiat, Sofinco extended its business to Saudi Arabia by creating Sofinco Saudi Fransi and entered into an agreement with ABN AMRO to acquire the Dutch companies Interbank and DMC, which will make Sofinco the leader in the Netherlands. In Asset management, insurance and private banking, CAAM broadened its international reach with the opening of two sales offices (in Sydney and Beijing) and a branch in Frankfurt. CACEIS agreed to take over the custody business of Hypo Vereinsbank (HVB) and announced the signature of an agreement to acquire Olympia Capital International, a group specialising in fund administration services. In private banking, Crédit Agricole Luxembourg acquired Banque Sarasin's operations in Luxembourg. In life insurance, Crédit Agricole SA gained approval to create a subsidiary in Japan, Crédit Agricole Life Insurance Company Japan Ltd. In non-life, Pacifica announced the acquisition of the 60 % of AF IARD that it does not already own from AGF. In capital market activities, Calyon and Société Générale entered into an agreement to merge the brokerage operations of their subsidiaries Calyon Financial and Fimat to create Newedge, a world leader in the brokerage of listed derivatives. Lastly, Crédit Agricole Immobilier acquired two property developers, Monné-Decroix and RSB.

These transactions reflect Crédit Agricole S.A.'s ability to identify opportunities that strengthen and enhance the distribution capacity of each of its business lines.

*

* *

At the end of the Board of Directors meeting, René Carron noted "our exceptional robust earnings growth, which, in a less favourable climate, reflects the strength of Group's new scope and momentum".

Georges Pauget said: *"The Group reacted rapidly at the very first signs of the turmoil, it adjusted to the situation and it has taken a conservative approach in its accounts. Halfway through implementation of our 2006-2008 development plan, we are ahead of our main goals."*

CRÉDIT AGRICOLE S.A. CONSOLIDATED RESULTS

The extremely robust **second quarter results** are in line with those of the preceding periods, despite the conservatively estimated impact of the US subprime loan turmoil. Crédit Agricole S.A.'s net income (Group share) over the quarter was €1,292 million and €1,370 million excluding atypical items (releases of provisions for home purchase savings schemes, impact of Intesa and competitiveness plan), a rise of 20.3% on the second quarter of 2006.

The Group's **net banking income** rose to an all-time high, with a jump of 26.4% on the second quarter of 2006 (up 21.9% excluding atypical items*) owing to strong revenues for the business lines and the beneficial effects of growth by acquisition.

Following the €485 million charge for the bank LCL 2007-2010 competitiveness plan, **operating expenses** rose by 41.7% in the second quarter. **Gross operating income** advanced by 3.5% and by 21.2% excluding atypical items*.

Risk-related costs remained low at 29 basis points, moving in line with business growth.

In the first half of 2007, Crédit Agricole S.A.'s **net income (Group share)** was €3,947 million, an impressive 48.7% jump on the first half of 2006. This includes gains on dilution and disposal of Crédit Agricole S.A.'s stake in Intesa, which amounted to €1.5 billion in the first quarter, as well as the €485 million charge for LCL's competitiveness plan booked in the same quarter. Excluding atypical items*, the Group also delivered a robust 17.9% increase in net income, yielding annualised ROE of 15.5%. Return on capital allocated to the business lines was 20.8%.

Net banking income was €10,286 million. This 26% increase on the already high year-ago level reflects the business line's organic growth and the development of international retail banking, six months of Emporiki and four months of Cariparma/FriulAdria. NBI was also lifted by a €492 million gain on the disposal of part of Crédit Agricole S.A.'s interest in Intesa Sanpaolo and from the initial dividends received from that entity after it was deconsolidated. Restated for atypical items (gain on disposal booked in the first quarter of 2007, dividend from Intesa, releases of provisions for home purchase savings schemes), NBI would have increased by 20.6%.

Operating expenses came to €6,497 million, including €485 million for LCL's competitiveness plan. Excluding this provision, the 20.5% increase was due to the integration of newly consolidated entities (Emporiki and Cariparma) and robust organic business growth.

Gross operating income was €3,789 million, a rise of 19.3% (20.7% excluding atypical items) and the cost/income ratio was stable at 62.8% (excluding atypical items*).

Risk-related costs (€434 million) remained low; excluding the acquisitions in international retail banking, they were 2.1% higher than in the first half of 2006.

The **earnings contribution of equity affiliates** receded by €241 million year-on-year in the first half, primarily due to the deconsolidation of Intesa.

Net income on disposal of other assets was €1,072 million, including the €1,043 million dilution gain on Intesa registered in the first quarter.

---

* Atypical items encompass: movements in provisions on home purchase savings plans and Eurazéo's equity-accounted contribution in 2006 and 2007, the impact from Intesa (deconsolidation, gain on dilution and gains recognised in the first quarter of 2007, 2007 dividend), and charges to provisions for the LCL competitiveness plan recognised in the second quarter of 2007.

€M	Q2-07	Q2-06	Δ Q2/Q2	Δ Q2/Q2 excluding atypical items*	H1-07	H1-06	Δ H1/H1	Δ H1/H1* excl. atypical items
Net banking income	**5,271**	**4,171**	**+26.4%**	**+21.9%**	**10,286**	**8,166**	**+26.0%**	**+20.6%**
Operating expenses	(3,538)	(2,496)	+41.7%	+22.3%	(6,497)	(4,989)	+30.2%	+20.5%
Gross operating income	**1,733**	**1,675**	**+3.5%**	**+21.2%**	**3,789**	**3,177**	**+19.3%**	**+20.7%**
Risk-related costs	(211)	(168)	+25.6%	+25.6%	(434)	(295)	+47.1%	+47.1%
Net operating income	1,522	1,507	+1.0%	+20.7%	3,355	2,882	+16.4%	+17.8%
Equity affiliates	268	327	(18.0%)		647	888	(27.1%)	
Net gain/(loss) on disposal of other assets	5	37	(80.6%)		1,070	40	nm	
Tax	(363)	(488)	(25.6%)		(843)	(959)	(12.1%)	
Net income	**1,428**	**1,383**	**+3.3%**		**4,221**	**2,851**	**+48.1%**	
Net income – Group share	**1,292**	**1,284**	**+0.6%**		**3,947**	**2,654**	**+48.7%**	
Cost/income ratio	**67.1%**	**59.8%**	**+7.3 pts**	**+0.2 pt**	**63.2%**	**61.1%**	**+2.1 pts**	**(0.1 pt)**

MARKET CONTEXT

The US subprime loan crisis had a limited impact on Crédit Agricole S.A. Only two business lines are affected – Asset Management and Corporate and Investment Banking.

Crédit Agricole Group's asset management business line does not directly hold any US subprime loan. Its only exposures, which are very limited (€100m), result from multimanagement business

Calyon does not directly hold any US subprime loan. As part of its credit derivatives engineering/distribution business on behalf of customers, Calyon has a portfolio of ABS CDO tranches that are in the structuring phase prior to marketing, as well as CDO tranches not yet sold.

Since the inception of the US mortgage turmoil in February 2007, Calyon has not initiated any new structuring transactions. The ABS' portfolio in stock now contains only €586 million of subprime loans and has been valued conservatively. The amount of mezzanine CDO tranches that are now being marketed is confined to €280 million and have been impaired conservatively: 68% were covered at end-June, resulting in a net exposure of €91 million.

In the second quarter, difficulties encountered in these businesses were more than offset by the performance of the other capital market activities desks. On first analysis, based on trends in July and August, corporate and investment banking activities delivered results similar to those seen in July and August 2006.

FINANCIAL POSITION

At 30 June 2007, Crédit Agricole S.A.'s **capital funds** (Group share) stood at €66.9 billion. **Shareholders' equity** (Group share) amounted to €41.9 billion. The €7.6 billion increase since 1 January 2007 is attributable primarily to the €4 billion share issue at the beginning of the year and to first-half earnings.

Risk-weighted assets were €308 billion at the end of June 2007, a rise of 16.8% during the first half, due mainly to acquisitions (Cariparma and FriulAdria) and organic growth.

As at 30 June 2007, the Group's European solvency ratio was 9.8% and the Tier One ratio was 8.9%.

RESULTS BY BUSINESS LINE

1. FRENCH RETAIL BANKING

1.1. - CRÉDIT AGRICOLE REGIONAL BANKS

During the first half, the Regional Banks continued the development strategy initiated in 2006 to capture market share in the savings and credit market and meet the needs of customers who in many cases use several different banks. The range was enhanced with innovative, targeted offers. These efforts were underpinned by a sustained increase in branch openings, with 57 new locations opened during the first half. The business franchise continued to expand, with 129,000 new accounts opened in the second quarter, for an additional 240,000 accounts since the beginning of the year.

On- and off-balance sheet deposits rose by 7.3% year-on year (compared with growth of 5.6% in the same year-ago period) to €486.3 billion, driven by a sharp increase in money-market products, with a 10.2% advance in passbook accounts, including a 22.1% advance in Sustainable Development accounts, and in demand deposits (up 6.8%). In life insurance, inflows continued to grow at a solid 10.6% with an impressive 81% jump in unit-linked policies year-on-year. Securities (mutual funds and equities) also delivered a handsome performance, with growth of 7.6%.

In lending, loan production continued to run high during the first half, at €33.8 billion, up 2.9% on the very high level in the first half of 2006. It was driven by the residential mortgage market, which accounted for 56% of total production (up 2.6%), as well as loans to businesses (up 16.5%) and farmers (up 5.4%). Loans outstanding rose steadily, to €308.8 billion, up 10% on 30 June 2006.

In the first half of 2007, the consolidated Regional Banks' **net banking income** under IFRS expanded to €5,946 million (excluding dividends and similar income from Crédit Agricole S.A.), or by 2.5% excluding releases of provisions for home purchase savings plans.
In a climate of intense competition and amortisation of old, high-margin loans, the interest margin widened by 0.7%, underpinned by solid results in financial management. Fee income was 5.2% higher than in the first half of 2006, primarily due to continued growth in premium cards and services to small business customers and to the persistently solid momentum in insurance, with a 6.5% rise in fee income.

Despite the aggressive new branch opening programme, **operating expenses** were tightly controlled; they edged up 1.2% to €3,516 million. As a result, the Regional Banks' **cost/income ratio** receded by 0.7 percentage point compared with 2006 to 59.5% (based on NBI excluding dividends and similar income received from Crédit Agricole S.A. and restated for provisions for home purchase savings plans).

Gross operating income rose by an impressive 4.6% year-on-year to €2,430 million (excluding dividends and similar income received from Crédit Agricole S.A.), adjusted for movements in provisions for home purchase savings plans.

The Regional Banks continued their provisioning effort, with **risk-related costs** of €545 million over the first half.

In all, their **contribution to** Crédit Agricole S.A.'s **net income** was 11.8% higher in the first half of 2007 than in the same year-ago period, yielding ROE of 19.3% for the business line (before Crédit Agricole S.A. taxes).

In the **second quarter**, the contribution to Crédit Agricole S.A.'s net income was €136 million, a 52.7% jump on the second quarter of 2006, when the basis of comparison was historically low owing to standardisation of Basle 2 provisions within the Regional Banks.

€m	Q2-07	Δ Q2/Q2	Δ Q2/Q1	H1-07	Δ H1/H1	Δ H1/H1 excl. home savings schemes
Net income accounted for at equity (at 25%)	**120**	**+11.8%**	**(40.2%)**	**320**	**+0.9%**	**+11.8%**
Change in share of reserves	30	x4.3	(70.7%)	143	+33.9%	+33.9%
Income from equity affiliates	**152**	**+32.8%**	**(51.1%)**	**463**	**+9.2%**	**+17.9%**
Tax*	(16)	(36.9%)	(77.3%)	(87)	(0.6%)	(0.6%)
Net income	**136**	**+52.7%**	**(43.4%)**	**376**	**+11.8%**	**+23.3%**

* Tax impact of dividends received from the Regional Banks

1.2. – LCL

During the first half of 2007, LCL gradually began to lay the foundations for its future growth.

- The implementation of the new organisations presented in 2006, the common goal of which is a strong refocusing on the end customer to increase marketing effectiveness, was completed during the second quarter of 2007.
  In the branch network, 1,800 out of 14,000 employees were reassigned and 43 new business centres were created alongside dedicated private banking business lines in France's major cities.

- On 1 June, LCL unveiled a competitiveness plan for 2007-2010, aimed at stimulating its development. The purpose of this plan is to lower the cost base and to improve the bank's cost/income ratio by:
  - streamlining administrative functions;
  - rationalising IT expenditure ;
  - optimising the use of operating property in Ile-de-France;
  - enhancing the effectiveness of marketing networks.

  The plan will cost a total of €485 million, including €405 million for its human resources component. It will be allocated to the LCL retail banking (€175 million) and proprietary asset management and other activities (€310 million) business lines, based on the projected reductions in costs.

  After the plan has been fully implemented, costs are expected to be cut by €300 million a year, or 11% of the 2006 cost base.

- A development plan to be unveiled at the end of the year will contribute two-thirds of the 10 percentage point improvement in the bank's cost/income ratio, with a target of 65%.

In terms of business, these reorganisations are already starting to show results, with 40,000 net new accounts opened in the first half.

Customer deposits were up 5.1% at 30 June 2007, against a rise of 3% at 31 March 2007, to €136.5 billion. On the balance sheet, deposits in passbook accounts surged by 11.2% year-on-year and demand deposits continued to advance (up 2.4% at end-June 2007 following an increase of 1.5% at end-March 2007). The branch network's off-balance sheet inflows were driven mainly by life insurance (up 10.3%).

After an exceptional year in 2006, growth in lending remained brisk, with a 9.5% year-on-year increase at 30 June 2007, even though growth in residential mortgage loans slowed to 11.2% from 23.7% a year earlier. It was also fuelled by a 12.5% rise in loans to business customers.

Net banking income, restated for releases of provisions for home purchase savings plans, advanced by 1.8% year-on-year. This growth was due to a respectable 6.8% rise in fee income. Owing to a concern for moderation of pricing, it was driven primarily by the branch network's performance in insurance. The interest margin dipped 3.0% in a persistently difficult interest rate and competitive climate.

Operating expenses remained well under control, edging up 0.5% year-on year, excluding provisions for the competitiveness plan.

Restated for provisions for home purchase savings schemes and the competitiveness plan, **gross operating income** advanced 4.9% and the cost/income ratio contracted by 0.9 percentage point year-on-year, to 69.2%.

Risk-related costs remained under control at a low €73 million, or 31 basis points of risk-weighted assets compared with 33 basis points at end-2006. As a result, net operating income expanded by 5.3%.

In all, LCL reported **net income (Group share)** of €223 million, down 38.9% year-on-year. Excluding exceptional items (movements in provisions for home savings schemes and competitiveness plan), net income (Group share) was 4.5% higher than in H1 2006. **ROE** was 21.1%.

In the **second quarter of 2007, gross operating income** (excluding atypical items) was 4.1% higher than in the second quarter of 2006, owing to a 2% rise in NBI and coupled with excellent control over operating expenses, which edged up 1% from their level in the second quarter of 2006. Once again, was met the target of maintaining a differential of at least 1 point between growth in revenues and expenses.

Risk-related costs remained low at €34 million.

Net income (Group share) was 2.2% higher than in the same year-ago period.

€m	Q2-07	Δ Q2/Q2	Δ Q2/Q2 excl. home savings schemes & plan	H1-07	Δ H1/H1	Δ H1/H1 excl. home savings & plan
Net banking income	**934**	**+1.5%**	**+2.0%**	**1,833**	**(1.5%)**	**+1.8%**
Operating expenses	(785)	+29.9%	+1.0%	(1,427)	**+14.6%**	+0.5%
Gross operating income	**149**	**(52.8%)**	**+4.1%**	**406**	(33.9%)	**+4.9%**
Risk-related costs	(34)	(4.2%)	(4.2%)	(73)	**+2.2%**	+2.2%
Net operating income	**115**	**(58.9%)**	**+5.2%**	**333**	**(38.7%)**	**+5.3%**
Net income – Group share	**73**	**(61.7%)**	**+2.2%**	**223**	**(38.9%)**	**+4.5%**
Cost/income ratio	**84.0%**	**+18.3 pts**	**(0.7 pt)**	**77.9%**	**+10.9 pts**	**(0.9 pt)**
Allocated capital (€bn)				**2.8**		
ROE				**21.1%**		

2. INTERNATIONAL RETAIL BANKING

The international retail banking business line is undergoing rapid transformation following the investments made during 2006. During the first half of 2007, it generated **net income (Group share)** of €222 million, yielding ROE of 18.7%.

Since the end of 2006, its scope of consolidation has been modified appreciably following the transactions in Italy. Banca Intesa S.p.a., which was previously consolidated as an equity associate in this business line, was deconsolidated as from 1 January 2007.

The scope of consolidation has gradually expanded following the acquisitions of the Italian branch network, in keeping with the initially announced plan: acquisition of Cariparma and FriulAdria as of 1 March, acquisition of 29 Banca Intesa branches by FriulAdria on 1 April and, lastly, on 1 July, acquisition of 173 Intesa San Paolo Spa branches by Cariparma.

During the first half, the business of **Cariparma/FriulAdria** was boosted by the inclusion in the scope of consolidation as from 1 April of the 29 additional Intesa branches. This increased the number of branches to 495 as of 30 June 2007 and the total number of customers of the new Italian group to 967,000. Customer deposits advanced to €16.8 billion and loans outstanding expanded to €18.5 billion. The launch in May of three marketing campaigns will further accelerate business development.

Over the period, financial results were in line with expectations. The contribution from Cariparma + FriulAdria during the second quarter was as follows: €314 million to NBI (up 8% on the first quarter of 2007); expenses of €158 million (up 17%) including €15 million in integration-related costs; and €77 million of net income. The combined impact on net income (Group share) of the Italian network over the second quarter exceeded €53 million.

Following its integration phase, **Emporiki** is deploying its transformation programme. During the first half of 2007, the bank began to revive its business momentum, notably via major mortgage lending and consumer credit campaigns. At the same time, it initiated its operational transformation, which is expected to start bearing fruit during the second half.

Net banking income was €240 million in the second quarter and €481 million in the first half. Volume growth offsets pressure on the interest margin.

Expenses came to €169 million in the second quarter and €321 million in the first half. They were contained, given the cost of the transformation process and the increase in the number of employees in the subsidiaries in the Balkans. Emporiki's net income (Group share) of €6 million in the second quarter lifted its contribution to first-half income to €19 million.

Excluding the Group's Italian and Greek networks, the business line generated net banking income of €142 million in the second quarter, up nearly 10% on the same year-ago period. In the first half, NBI rose by 22.9% over its H1 2006 level to €273 million. Expenses increased more rapidly (by 37.5%), reflecting the reinforcement and diversification of the Group's bases abroad.

Even after the deconsolidation of Intesa, which contributed €109 million in the second quarter of 2006, equity affiliates generated very high income of €88 million in the second quarter, underpinned by the significant contribution from BES (€84 million in Q2, €114 million in H1).

€m	Q2-07	Δ Q2/Q2	Δ Q2/Q1	H1-07	Δ H1/H1
Net banking income	**698**	**x5.4**	**+47.9%**	**1,171**	**x5.3**
Operating expenses	(460)	x4.6	+49.5%	768	x4.3
Gross operating income	**238**	**x8.1**	**+44.9%**	**403**	**x9.1**
Risk-related costs	(72)	x4.1	+11.2%	(138)	x6.3
Net operating income	**166**	**x13.8**	**+67.0%**	**265**	**x11.6**
Equity affiliates	88	(36.6%)	x2.5	124	(52.3%)
Income before tax	**254**	**+67.6%**	**+89.1%**	**389**	**+37.7%**
Net income – Group share	**148**	**+4.9%**	**x2.0**	**222**	**(15.6%)**
Cost/income ratio	**65.9%**	**(11.2 pts)**	**+0.7 pt**	**65.6%**	**(14.3 pts)**
Allocated capital (€bn)				**3.0**	
ROE				**18.7%**	

3. SPECIALISED FINANCIAL SERVICES

During H1 2007, the Specialised financial services business line continued to expand, underpinned by acquisitions. It generated **net income (Group share)** of €294 million, a rise of 13.5% on the first half of 2006. This was impacted by change in the scope of consolidation, primarily the consolidation since the end of 2006 of 50% of FAFS, which was since renamed FGAFS (Fiat Group Automobiles Financial Services), which contributed €26 million to the business line's income in the first half.

In factoring, business indicators were very healthy, both in France and abroad. Eurofactor had €20.1 billion in factored receivables, up 23% on the first half of 2006, with 36% generated abroad (a 1 percentage point increase over the year). The sharp rise in net income (Group share) is due to high gross operating income and contained risk-related costs.

In **lease finance** (€12.6 billion of outstandings at 30 June 2007), net income registered a 19% increase on the first half of 2006 and of 3.4% on the second quarter of 2006, owing to lower expenses and risk-related costs.

In **consumer finance**, business momentum remained strong, especially abroad. Total production over the first half exceeded €16 billion, including €8.8 billion generated abroad.
Total credit outstandings stood at €56.8 billion at 30 June 2007, up 44.4% year-on-year, primarily due to the consolidation of FGAFS as from the end of 2006. On a like-for-like basis, outstandings expanded by 10.2% year-on-year in the first half, with 22.4% growth outside France and an impressive performance by the Southern European, Mediterranean and Eastern European subsidiaries.

In France, Finaref strengthened and developed its partnerships with Téléshopping via the launch in early May of OKshopping, an m-commerce product that allows customers to pay for purchases over their mobile phone and with Madelios, via the Madelios private label card launched in mid-June.

It continued to extend its international reach with the opening in early July of Sofinco Saudi Fransi, a new subsidiary created by Sofinco and Banque Saudi Fransi (31.1% owned by Calyon) in Saudi Arabia and the announced agreement with ABN AMRO to acquire 100% of the Dutch companies Interbank N.V. and DMC Groep N.V.

The net banking income of the Consumer finance segment came to €629 million in Q2 and €1,245 million in H1, a rise of over 14% on the same year-ago periods.

In all, **net banking income** in Specialised financial services advanced by 11.9% in Q1 and by 12.3% in H1 (up 1.9% like-for-like) to €1,471 million despite a highly competitive climate and a lacklustre market in France.

Operating expenses for the business line advanced by 14.2% and by just 4% on a like-for-like basis, in keeping with growth in consumer finance operations abroad.

Gross operating income came to €689 million in the first half, an increase of 10.3% year-on-year; adjusted for changes in the scope of consolidation it was virtually stable (down 0.5%).

Risk-related costs amounted to €247 million, up 16.2% on the first half of 2006, in keeping with the expanded scope of consolidation. On a like-for-like basis, the increase was 5.3%.

Net income (Group share) for the business line was €142 million in Q2 (up 7.7%) and €294 million in H1, generating return on equity of 21.3%.

€m	Q2-07	Δ Q2/Q2	Δ Q2/Q1	H1-07	Δ H1/H1
Net banking income	**743**	**+11.9%**	**+2.1%**	**1,471**	**+12.3%**
Operating expenses	(393)	+15.5%	+1.2%	(782)	+14.2%
Gross operating income	**350**	**+8.1%**	**+3.1%**	**689**	**+10.3%**
Risk-related costs	(125)	+12.9%	+2.6%	(247)	+16.2%
Net operating income	**225**	**+5.5%**	**+3.3%**	**442**	**+7.3%**
Equity affiliates	1	(21.1%)	(11.8%)	3	+3.2%
Net gain/(loss) on disposal of other assets	4	nm	nm	23	nm
Income before tax	**230**	**+7.0%**	**(3.7%)**	**468**	**+12.8%**
Net income – Group share	**142**	**+7.7%**	**(6.4%)**	**294**	**+13.5%**
Cost/income ratio	**52.9%**	**+1.6 pt**	**(0.5 pt)**	**53.2%**	**+0.9 pt**
Allocated capital (€bn)				**3.1**	
ROE				**21.3%**	

4. ASSET MANAGEMENT, INSURANCE AND PRIVATE BANKING

During the second quarter, Asset management, insurance and private banking continued to deliver an excellent performance mirroring that of the first quarter, in terms of business and financial results. Its contribution to Group income rose sharply.

Net new inflows during the first half amounted to €34.2 billion, boosting assets under management (excluding double counting) to €673.9 billion at end-June 2007, with €617.5 billion outside Italy.

Assets under management within the asset management division exceeded €583 billion. Of this, 22% was generated by the CAAM's international entities.
Excluding Italy, AUM moved up 14.8% year-on year (or 14.3% on an unchanged consolidation basis) to €526.7 billion at 30 June 2007. The €36.3 billion increase over the first half was driven by solid business momentum, with net new inflows of €18.7 billion, primarily into specialised and structured funds as well as money-market and bond funds. It was also due to a favourable market impact over the period.

The Group continues to expand abroad. CAAM opened two new sales offices (in Sydney and Beijing) to strengthen its presence in Asia and created a branch in Francfort.
Following the signature of the agreement to unwind the CAAM Sgr joint venture in March 2007, on 27 June, the Group announced the reorganisation of its Italian subsidiary and reiterated its development strategy in Italy with two major focuses:

- retail customers: by redeploying its range across an expanded base via the newly acquired Cariparma and FriulAdria networks and by continuing to spread its reach to external distribution channels;
- institutional investors: by capitalising on CAAM Sgr's image as an innovator offering a competitive product range and by continuing to promote its pension fund range following the pension reform initiated in Italy.

In **financial services to institutions**, CACEIS is encountering commercial successes and delivered solid financial results.
Outstandings expanded by 13% year-on-year even though CACEIS Bank Espana was deconsolidated at the end of 2006. Assets under custody rose by €125 billion since the beginning of the year to €1,911 billion at 30 June 2007. Assets under administration increased by €67 billion over the first half to €928 billion. By the end of the year, CACEIS will take over HypoVereinsbank's (HVB) custody business. This is a major stage in its international expansion. Furthermore, in July 2007, CACEIS announced the signature of an agreement to acquire Olympia Capital International, a group specialised in administration services for alternative products.

In **Private banking,** growth in assets under management accelerated to 15.5% over one year, boosting AUM to €94.8 billion at 30 June 2007. This is an increase of €6.9 billion over the first half, despite the unfavourable impact of the euro/dollar exchange rate. In addition to financial market performance during the first half, this was due to a solid €4 billion advance in new inflows, an increase of 20% on the same year-ago period.

In early July, the regulatory authorities approved the acquisition of Bank Sarasin Europe S.A. (the Luxembourg subsidiary of Banque Sarasin) by Crédit Agricole Luxembourg. This acquisition strengthens the Group's private banking business in Europe and Crédit Agricole Luxembourg now ranks among the top five private banks in Luxembourg, with €15 billion in assets under management. The two entities are scheduled to merge by mid-2008.

Life insurance also continued to deliver a strong performance during the second quarter with premium income of €5.5 billion, bringing the total for the first half to €11.5 billion. While this figure is lower than H1 2006, which was exceptional due to transfers of home purchase savings plans, it is 11.8% higher (on an unchanged consolidation basis) than in H1 2005.

The strategy of refocusing on unit-linked products is paying off: these policies accounted for 24% of savings inflows during the first half, compared with 19% over the full year 2006. Moreover, following intensive sales and logistics efforts, the "Fourgous transfer" campaign, met with resounding success, with €9.4 billion transferred in the first half.

Abroad, on 8 June 2007, Crédit Agricole S.A. obtained approval to create a life insurance company in Japan, Crédit Agricole Life Insurance Company Japan Ltd. This transaction will enable the Group to sell savings products, primarily unit-linked contracts, through partner bank networks in Japan.

In all, mathematical provisions rose by 14.9% over one year to €176.7 billion (10.7% on a like-for-like basis, excluding BES Vida).

In the **non-life insurance market**, business momentum remained solid: Pacifica wrote over 660,000 new policies during the first half of 2007 and premium income was €959 million, 23.3% higher than in the same year-ago period (up 19.1% on an unchanged consolidation basis).

It registered strong growth in traditional insurance (motor, comprehensive household, non-life farm insurance). In addition, its new ranges (comprehensive for small businesses, health for individuals) met with success and got off to an excellent start.

Furthermore, under the terms of the 23 December 2004 preliminary agreement between Crédit Agricole S.A. and AGF, AGF will sell its 60% interest in Assurances Fédérales IARD to Pacifica Subject to approval by the authorities, this will give Pacifica full control over marketing of its non-life insurance range through the LCL branch network.

Momentum across all of these segments generated a robust increase in net banking income for the business line, with an increase of 24.6% year-on-year to €1,148 million in Q2 and of 16.1% (13.1% like-for-like) to €2,207 million in the first half.

Operating expenses advanced by 9.2% year-on-year in H1 2007 but by only 5.8% on a like-for-like basis. Gross operating income was €1,313 million, up 21.4% over one year (up 18.7% like-for-like).

Earnings of equity affiliates advanced from €37 million in H1 2006 to €8 million in H1 2007 owing to the change in the method of accounting for the Portuguese insurance subsidiaries, which are now fully consolidated.

Net income (Group share) for the business line rose by 20.2% year-on-year to €454 million in the second quarter. Over the first half, it expanded by 19.6% year-on-year to €896 million, yielding ROE of 23.8%.

€m	Q2-07	Δ Q2/Q2	Δ Q2/Q1	H1-07	Δ H1/H1
Net banking income	**1,148**	**+24.6%**	**+8.5%**	**2,207**	**+16.1%**
Operating expenses	(438)	+13.0%	(3.7%)	(894)	+9.2%
Gross operating income	**710**	**+33.0%**	**+17.7%**	**1,313**	**+21.4%**
Risk-related costs	4	nm	nm	4	x4.2
Net operating income	714	+34.0%	+18.4%	1,317	+21.7%
Equity affiliates	2	(93.3%)	(68.9%)	8	(78.4%)
Net gain/(loss) on disposal of other assets	(2)	nm	nm	(2)	(15.0%)
Income before tax	**714**	**+27.7%**	**+17.3%**	**1,323**	**+18.4%**
Net income – Group share	**454**	**+20.2%**	**+3.0%**	**896**	**+19.6%**
Cost/income ratio	**38.2%**	**(3.9 pts)**	**(4.8 pts)**	**40.5%**	**(2.6 pts)**
Allocated capital (€bn)				**7.6**	
ROE				**23.8%**	

5. CORPORATE AND INVESTMENT BANKING

H1 2007 was a turbulent period, with the fallout from the US mortgage market turmoil affecting various components of the credit market, coupled with volatile equity markets, higher prices of raw materials (especially oil) and the depreciation in the dollar, which lost 6% against the euro between 30 June 2006 and 30 June 2007.

Calyon showed resilience in this difficult climate, owing to a good balance among its businesses, its solid positions in Europe and world-wide, and the good geographical diversification of its revenues.

During the **second quarter**, it delivered a handsome performance, confirming its excellent first-quarter results. Impressive overall momentum, underpinned by Calyon's leading positions in world rankings, generated a solid level of business in both capital markets and financing activities in a persistently low-risk climate.

Net banking income was €1,578 million in Q2 2007, a solid 5.6% rise on Q2 2006 after taking into account the impact of the difficulties in the US mortgage market.

Over the first half, net banking income was €3,197 million, up 14.3% on the same year-ago period at constant exchange rates. It benefited from diversification of the portfolio, further expansion of the customer base and the higher percentage of business generated abroad.

The rise in **expenses** was slightly lower in the first half at 13.8% at constant exchange rates, primarily reflecting continued investments in staffing and in IT systems.

Gross operating income advanced by 10.1% or by 14.9% at constant exchange rates to €1,327 million and the cost/income ratio was contained to 58.5%, below the 60% target.

Net income (Group share) came to €997 million in the first half, up 8% year-on-year, leading to a ROE of 22.8%.

€m	Q2-07	Δ Q2/Q2	Δ Q2/Q1	H1-07	Δ H1/H1	Δ H1/H1*
Net banking income	**1,578**	**+5.6%**	**(2.6%)**	**3,197**	**+10.7%**	**+14.3%**
Operating expenses	(957)	+10.9%	+4.7%	(1,870)	+11.1%	+13.8%
Gross operating income	**621**	**(1.7%)**	**(12.1%)**	**1,327**	**+10.1%**	**+14.9%**
Risk-related costs	2	nm	nm	16	nm	
Net operating income	**623**	**+1.0%**	**(13.5%)**	**1,343**	**+12.8%**	
Equity affiliates	37	(10.0%)	+2.2%	73	(19.7%)	
Net gain/(loss) on disposal of other assets	0	nm	nm	0	nm	
Income before tax	**660**	**+0.9%**	**(12.8%)**	**1,416**	**+10.8%**	
Net income – Group share	**459**	**(0.6%)**	**(14.9%)**	**997**	**+8.0%**	
Cost/income ratio	**60.6%**	**+2.9 pts**	**+4.2 pts**	**58.5%**	**+0.2 pt**	
Allocated capital (€bn)				**9.1**		
ROE				**22.8%**		

*At constant exchange rates

Financing activities

In a climate of persistently firm demand and continuous pressure on margins, **Financing activities** managed to maintain the return on risk-weighted assets owing to good momentum in syndication, which was ranked eighth in the EMEA region and third in Asia (excluding Japan) by IFR/Thomson.

In structured finance, which generated 63% of revenues in Financing activities in Q2 2007, project finance and aircraft and ship finance boosted their net banking income appreciably.

In LBO finance, the portfolio amounts to €4 billion, 95% of which is in senior secured tranches, with an average unit exposure of €30 million. In syndication, the amount outstanding is €1.1bn, and €329 million in collective provisions have been booked for LBOs.

In commercial banking, business was again driven by the international network.

Overall, net banking income, excluding non recurrent gains on restructured debts in 2006, increased by 18% in the second quarter compared to Q2 2006, and advanced by 14.9% at constant exchange rates to €1,210 million.

Gross operating income was €724 million, up 13.9% at constant exchange rates.

As a result, Financing activities retained a very good level of operational efficiency with the cost/income ratio held down to 40.1%.

Risk-related costs reflect the absence of deterioration in the loan portfolio. In Q2 2007 collective reserves were increased to €1,190 millions (up 6% from 31 december 2006), due to the situation on the US mortgage market.

Net income (Group share) amounted to €582 million in the first half of 2007 compared with €543 million a year earlier. After-tax ROE was 17.9%.

€m	Q2-07	Δ Q2/Q2	Δ Q2/Q1	H1-07	Δ H1/H1	Δ H1/H1*
Net banking income	**581**	**(3.4%)**	**(7.5%)**	**1,210**	**+11.4%**	**+14.9%**
Operating expenses	(234)	+7.8%	(7.3%)	(486)	+14.1%	+16.5%
Gross operating income	**347**	**(9.7%)**	**(7.7%)**	**724**	**+9.7%**	**+13.9%**
Risk-related costs	(4)	(73.0%)	nm	10	nm	
Net operating income	343	(6.9%)	(12.1%)	734	+14.0%	
Equity affiliates	35	(16.9%)	(0.6%)	70	(23.0%)	
Income before tax	**378**	**(7.9%)**	**(11.1%)**	**804**	**+9.4%**	
Tax	(95)	(9.4%)	(13.5%)	(205)	+17.1%	
Net income – Group share	**273**	**(8.5%)**	**(11.5%)**	**582**	**+7.1%**	
Cost/income ratio	**40.2%**	**+4.2 pts**	**+0.1 pt**	**40.1%**	**+0.9 pt**	
ROE				**17.9%**		

* At constant exchange rates

Capital markets and investment banking

In a mixed business climate, Capital markets and investment banking turned in an impressive performance in the first half of 2007. Revenues jumped by 10.2% or by 13.9% at constant exchange rates to €1,987 million.

In Capital market activities, net banking income reached an all-time high of €1,186 million, of which €600 millions in Q2 2007, owing to excellent momentum in the different business lines. Fixed income derivatives enjoyed a Q2 similar to Q1, which increased sharply over the last quarters of 2006, foreign exchange and treasury operations registered their second best quarter after the Q1 2007, equity derivatives continue their trend with a growth by 19% Q2 on Q2. The performance of the Credit & CDO markets was adversely affected by deterioration in the US mortgage market.

The Brokerage division had its best six months ever, with revenues up 22% year-on-year.
CA Cheuvreux is ranked the No. 2 brokerage in European small caps and among the Top 5 in research in European countries by Thomson Excell. CLSA is ranked first in Asia research by Greenwich Surveys and increased its revenues by 41% Q2 on Q2.

Investment banking also delivered record revenues, with a solid performance in both advisory services and primary equities.

Operating expenses were €1,384 million, up 12.9% at constant exchange rates.

Gross operating income advanced by 16.1% at constant exchange rates to €603 million and the cost/income ratio remained stable at 69.7%.

Net income (Group share) was €415 million, a rise of 9.4% on H1 2006.

On 8 August, Calyon and Société Générale entered into an agreement to merge the brokerage operations of their subsidiaries, Calyon Financial and Fimat, resulting in the creation of Newedge, a world leader in the brokerage of listed derivatives. The new entity is expected to become operational at the beginning of 2008, subject to approval by the supervisory authorities.

€m	Q2-07	Δ Q2/Q2	Δ Q2/Q1	H1-07	Δ H1/H1	Δ H1/H1*
Net banking income	**996**	**+11.6%**	**+0.5%**	**1,987**	**+10.2%**	**+13.9%**
Operating expenses	(723)	+11.9%	+9.3%	(1,384)	+10.1%	+12.9%
Gross operating income	**273**	**+10.8%**	**(17.1%)**	**603**	**+10.5%**	**+16.1%**
Risk-related costs	6	nm	nm	6	nm	
Net operating income	**279**	**+12.8%**	**(15.3%)**	**609**	**+11.4%**	
Equity affiliates	2	nm	x2	3	nm	
Income before tax	**281**	**+16.0%**	**(14.9%)**	**612**	**+12.8%**	
Tax	(79)	+11.3%	(13.8%)	(171)	+17.0%	
Net income – Group share	**185**	**14.0%**	**(19.4%)**	**415**	**+9.4%**	
Cost/income ratio	**72.6%**	**+0.2 pt**	**+5.9 pts**	**69.7%**	**-**	
ROE				**36.5%**		

*At constant exchange rates

6. PROPRIETARY ASSET MANAGEMENT AND OTHER ACTIVITIES

Results for Proprietary asset management and other activities at 30 June 2007 reflect several one-time events.

First-quarter results included the €1,043 million profit on dilution on Intesa following the creation of the new Intesa Sanpaolo S.p.a. and a €448 million gain on disposal of part of Crédit Agricole S.A.'s stake in the new Intesa Sanpaolo Group.

Following these transactions, as of 1 January 2007, Crédit Agricole S.A.'s interest in Intesa Sanpaolo S.p.a. was deconsolidated. As a result, the Q2 2007 results of Proprietary asset management and other activities line also include €222 million in dividends received from Crédit Agricole S.A.'s residual 5.4% shareholding in the Italian group.

The business line's net banking income also reflects lower revenues related to home purchase savings plans (€28 million released from provisions in H1 2007 against €149 million in H1 2006).

Excluding these atypical items*, NBI was €131 million lower than in H1 2006 due to the reduction in income from financial management and even more to the increase in financing costs following the recent acquisitions abroad.

The Private Equity businesses generated net banking income of €100 million in the first half of 2007.

* Atypical items encompass: movements in provisions for home purchase savings plans and the equity-accounted contribution from Eurazéo in 2006 and 2007, the impact from Intesa (deconsolidation, profit on dilution and gains recognised in Q1 2007, 2007 dividend), and provisions for the LCL competitiveness plan booked in Q2 2007.

The business line also incurred a €310 million charge for part of the costs of LCL's 2007-2010 competitiveness plan presented on 1 June of this year.

€m	Q2-07	Δ Q2/Q2	Δ Q2/Q1	H1-07	Δ H1/H1
Net banking income	**169**	**x4.1**	**(29.1%)**	**407**	**nm**
Operating expenses	(504)	x2.5	x2	(756)	+99.1%
Gross operating income	**(335)**	**x2.1**	**x25.6**	**(349)**	**(11.4%)**
Risk-related costs	15	+26.7%	nm	4	(85.7%)
Net operating income	**(320)**	**x2.2**	**x13.2**	**(345)**	**(6.5%)**
Equity affiliates	(13)	nm	+14.9%	(24)	nm
Net gain/(loss) on disposal of other assets	3	nm	nm	1,049	x18.1
Income before tax	**(330)**	**x3.2**	**nm**	**680**	**nm**
Net income – Group share	**(120)**	**+12.0%**	**nm**	**939**	**nm**

CRÉDIT AGRICOLE CONSOLIDATED RESULTS

During the second half of 2007, Crédit Agricole Group's net income (Group share) was €4,728 million, a rise of 34.5% on the first half of 2006.

This growth was due mainly to the dilution gain on Intesa recognised in the first quarter under Net gains on disposal of other assets and to a 14.4% surge in net banking income, reflecting the solid momentum of the business lines and the gain on the disposal of the Intesa Sanpaolo shares.

Operating expenses advanced by 17.6% due to the integration of newly consolidated entities (primarily Emporiki and Cariparma/FriulAdria) and robust organic growth. They also include the investment in LCL's competitiveness plan.

Total shareholders' equity (Group share) was €65.0 billion at 30 June 2007. The CAD/ESR ratio was 10.4% with a Tier One ratio of 7.8%.

€m	H1-07	H1-06	Δ H1/H1
Net banking income	**16,650**	**14,558**	**+14.4%**
Operating expenses	(10,292)	(8,749)	+17.6%
Gross operating income	**6,358**	**5,809**	**+9.5%**
Risk-related costs	(972)	(914)	+6.3%
Operating income	**5,386**	**4,895**	**+10.0%**
Equity affiliates	188	456	(58.8%)
Net income on other assets	1,042	42	x24.8
Tax	(1,622)	(1,707)	(5.0%)
Net income	**4,986**	**3,686**	**+35.3%**
Net income - Group share	**4,728**	**3,515**	**+34.5%**

***

Presentation available on the website: www.credit-agricole-sa.fr

Investor relations
Denis Kleiber +33 (0) 1 43 23 26 78
Philippe Poeydomenge de Bettignies +33 (0) 1 43 23 23 81
Brigitte Lefebvre-Hebert +33 (0) 1 43 23 27 56
Annabelle Wiriath +33 (0) 1 43 23 40 42

Gilles Grapinet has been appointed as Crédit Agricole S.A.'s Head of Strategy

Paris, 30 August 2007

Gilles Grapinet has been appointed as Crédit Agricole S.A.'s Head of Strategy effective 5 September.

Gilles Grapinet has joined the General Management Committee and Executive Committee of Crédit Agricole S.A..

A former graduate of the prestigious ENA school, Gilles Grapinet joined the General Inspectorate of Finance in 1992, where he w for four years on numerous audit and assessment assignments reviewing public economic, banking and financial policies. He the spent five years with the French tax department, where he in turn headed up the management control and network steering department and the strategy and information system department.

Between 2000 and 2002, he set up and ran the Copernic programme, a nationwide department responsible notably for overhauli tax information system and implementing the tax department's e-administration strategy. At the beginning of 2003, he joined the office of Prime Minister Jean-Pierre Raffarin as advisor for economic and financial affairs.

From late April 2004 to April 2007, he was director of the French economy, finance and industry minister's private office, first und Hervé Gaymard and then under Thierry Breton. Since May 2007, he has served as interim head of the General Inspectorate of Finance.

Reach all 2007 press re

Emporiki Bank

CRÉDIT AGRICOLE S.A.

Athens & Paris, 30 August 2007

Press release

Emporiki Bank and Crédit Agricole undertake coordinated action to support those affected by the wildfires

With a sense of social responsibility and solidarity for the suffering population of the regions hardly hit by the recent destructive wildfires, **Emporiki Bank and Crédit Agricole S.A. have decided to pursue a number of actions**, aiming at providing immediate support to those affected, as well as contributing to the economic reconstruction of the ravaged areas and the rehabilitation of the environment.

In particular, the following joint actions have been decided:

a) offer of financial aid amounting to € 6 million, equally contributed by Emporiki Bank and Crédit Agricole S.A.

b) raising of additional aid by the **39 Regional Banks** of the Crédit Agricole Group in France, and

c) collection of **contributions of Emporiki Group employees**, following the initiative of the Employees' Union of Emporiki Bank.

The financial aid is to be distributed as follows:

a) € 2 million for the immediate relief of affected citizens, deposited to the dedicated "Special Support Account of the Greek State", opened in the Bank of Greece by the Ministry of Economy and Finance.

b) the whole of the remaining amount, to finance a comprehensive action plan, which will complement the initiatives of the Greek State; the actions to be pursued will be selected on the basis of securing comprehensive support to the families affected, helping to reconstruct the local economies of areas hit by the wildfires, rehabilitating the environment and building infrastructure for the prevention and fighting of fires.

Finally, it is reminded that Emporiki Bank:

- Participates, in cooperation with the Ministry of Economy and Finance, to the damages compensation program, operating its branches in affected regions on an extended working hours schedule, so as to facilitate servicing of eligible citizens.
- Has fully endorsed and already implemented all financial relief measures for affected parties announced on August 28th by the Hellenic Banks' Association.
- Collects, since Monday, August 27th, contributions of both individuals and legal entities transferring them on a daily basis to the dedicated "Special Support Account" of the Greek State.

Crédit Agricole S.A. to tender its shares to Nova Scotia's offer for Banco (Desarrollo

Paris, 31 August 2007

Canadian group Nova Scotia has announced the launch of a public offer to acquire 100% of Chilean bank **Banco del Desarrollo** which Crédit Agricole S.A. owns 23.7%.

Crédit Agricole S.A., which has supported the development of Banco del Desarrollo since 1986, notes this announcement and co that it will tender its shares to the offer, unless a more favourable counteroffer is made by another buyer.

Reach all 2007 press re

Crédit Agricole S.A.
File No. 82-34771

Exhibit 3.2

Presentation entitled "Second Quarter and First Half-Year 2007 Results"

August 2007

Second quarter and first half 2007 results

August 2007


CRÉDIT
AGRICOLE S.A.

Crédit Agricole S.A. consolidated results

✓ **Disclaimer**

This presentation may include prospective information on the Group, supplied as information on trends. This data does not represent forecasts under the meaning of European Regulation n° 809/2004 from 29 April 2004 (chapter 1, article 2, § 10).

This information was developed from scenarios based on a number of economic assumptions for a given competitive and regulatory environment. Therefore, they are by nature subject to random factors that could cause actual results to differ from projections.

Likewise, the financial statements are based on estimates, particularly in calculating market value and asset depreciation.

The readers must take all these risk factors and uncertainties into consideration before making their own judgement.

✓ **Applicable standards and comparisons**

The figures in this presentation have been drawn up in accordance with the IFRS accounting standards adopted by the European Union.

Contents

Crédit Agricole S.A. consolidated results

Half-year 2007

- ✓ Robust earnings growth is starting to reflect the Group's new dimension
- ✓ Extremely handsome performance from the Asset Management and Corporate and Investment Banking business lines
- ✓ A well-diversified model to cushion ups and downs among business lines
  - Launch of LCL's competitiveness plan
  - US mortgage market crisis
- ✓ Still ahead of 2006/2008 strategic development plan targets

- ✓ Gross operating income: €3,789m (up 19.3%)
- ✓ Net income – Group share: €3,947m (up 48.7%)
- ✓ Net income – Group share excluding atypical items*: €2,551m (up 17.9%)
- ✓ Annualised ROE: 15.5%*

* Excluding atypical items : see appendix on p.54

CRÉDIT AGRICOLE S.A.

Crédit Agricole S.A. consolidated results

H1-07: Earnings up sharply

€m	H1-07	H1-06	Δ H1/H1	Δ H1/H1 excl. atypical items*
Net banking income	**10,286**	**8,166**	**+26.0%**	**+20.6%**
Operating expenses	(6,497)	(4.989)	+30.2%	+20.5%
Gross operating income	**3,789**	**3,177**	**+19.3%**	**+20.7%**
Risk-related costs	(434)	(295)	+47.1%	+47.1%
Operating income	**3,355**	**2,882**	**+16.4%**	**+17.8%**
Equity affiliates	647	888	(27.1%)	
Net income on other assets	1,070	40	n.m.	
Tax	(843)	(959)	(12.1%)	
Net income	**4,221**	**2,851**	**+48.1%**	
Net income – Group share	**3,947**	**2,654**	**+48.7%**	
Cost/income ratio	**63.2%**	**61.1%**	**+2.1pts**	**(0.1pt)**
Annualised ROE	**15.5%***			

- ✓ 20.6% surge in NBI (excluding atypical items*) driven by development of international retail banking and rapid growth in asset management and corporate and investment banking
- ✓ Operating expenses, excluding atypical items*, in line with business volume
- ✓ Risk-related costs still controlled at 29 bp, up 2.1% excluding acquisitions in international retail banking
- ✓ Net income, Group share, excluding atypical items*: €2,551m, up 17.9%
- ✓ Annualised ROE: 15.5%*

Note: the 2006 accounts were adjusted to reflect the change in method for treating changes in minority interests (see appendix on p. 44)

* See appendix on p. 54

CRÉDIT AGRICOLE S.A.

Crédit Agricole S.A. consolidated results

Contribution of business lines to Net income – Group share

Net income - Group share



€m
Corporate and investment banking
997
33.2%
Retail banking
821
27.3%
LCL
223
7.4%
IRB
22
Asset management, insurance and private banking
896
29.8%
Specialised business lines
1,190
39.5%

(excluding proprietary asset management and other activities)

Net banking income**



International
41%
France
59%
H1-06
International
47%
France
53%
H1-07

* Share (25%)
** Management accounts

Regional Banks:
Solid business momentum; earnings higher in a persistently intense competitive environment

LCL:
Continued robust business momentum; earnings dented by cost of competitiveness plan

International retail banking:
Sharp rise in operating income reflecting acquisitions; fall in contribution of equity affiliates (Intesa)

Specialised financial services:
Revenues and earnings driven by acquisitions

Asset management, *insurance* and *private* banking:
Impressive performance in both inflows and results

Corporate and investment banking:
Strong earnings despite deterioration in US mortgage market, thereby confirming the viability of Calyon's balanced growth model

CRÉDIT AGRICOLE S.A.

Crédit Agricole S.A. consolidated results

Q2-07: very robust results

€m	Q2-07	Q2-06	Δ Q2/Q2	Δ Q2/Q2 excl. atypical items*
Net banking income	**5,271**	**4,171**	**+26.4%**	**+21.9%**
Operating expenses	(3,538)	(2,496)	+41.7%	+22.3%
Gross operating income	**1,733**	**1,675**	**+3.5%**	**+21.2%**
Risk-related costs	(211)	(168)	+25.6%	+25.6%
Operating income	**1,522**	**1.507**	**+1.0%**	**+20.7%**
Equity affiliates	268	327	(18.0%)	
Net income on other assets	5	37	(80.6%)	
Tax	(363)	(488)	(25.6%)	
Net income	**1,428**	**1,383**	**+3.3%**	
Net income – Group share	**1,292**	**1,284**	**+0.6%**	
Cost/income ratio	**67.1%**	**59.8%**	**+7.3pts**	**+0.2pt**

- ✓ Further growth in net income excluding atypical items, thereby confirming the viability of the Group's extremely robust profitable growth model despite the conservative approach for impact of the US subprime loan crisis
- ✓ Record NBI in Q2, reflecting healthy trends for the business lines and beneficial effects of growth by acquisition
- ✓ GOI, excluding atypical items*, up 21.2%
- ✓ Risk-related costs in line with business growth
- ✓ 20.3% rise in net income - Group share, excluding atypical items* at €1,370m

* See appendix on p. 54


CRÉDIT
AGRICOLE S.A.

Contents


CRÉDIT
AGRICOLE S.A.

French retail banking – Regional Banks

- ✓ Solid operating income with aggregate GOI growth of 4.6% on H1 2006 for the Regional Banks (excluding impact of home purchase savings plans - HPSP)
  - NBI growth of 2.5% over the first half
  - Tightly controlled expenses (up 1.2%) resulting in a further 0.7pt improvement in the cost/income ratio
- ✓ Risk-related costs under control, down 9.2% over the first half, and doubtful loan provision rate of 68.8%
- ✓ A nearly 12% increase in the business line's contribution and a ROE of the business at 19.3% (before Crédit Agricole S.A.'s tax)

€m	Q2-07	ΔQ2/Q2	ΔQ2/Q1	H1-07	ΔH1/H1	Δ H1/H1 excl. HPSP
IAS aggregate NBI	**3,834**	**+6.7%**	**+19.8%**	**7,034**	**+3.3%**	**+6.3%**
IAS adjusted NBI*	2,822	(1.1%)	(9.7%)	5,946	(0.7%)	+2.5%
Operating expenses	(1,787)	+1.2%	+3.3%	(3,516)	+1.2%	+1.2%
Aggregate gross operating income	**1,035**	**(4.7%)**	**(25.8%)**	**2,430**	**(3.3%)**	**+4.6%**
Risk-related costs	(341)	(22.1%)	+67.1%	(545)	(9.2%)	(9.2%)
Aggregate operating income	**694**	**+7.0%**	**(42.6%)**	**1,885**	**(1.5%)**	**+9.4%**
Cost/income ratio	63.3%	+1.2pt	+7.9pts	59.1%	+1.0pt	(0.7pt)

€m	Q2-07	ΔQ2/Q2	ΔQ2/Q1	H1-07	ΔH1/H1	Δ H1/H1 excl. HPSP
Net income accounted for at equity (25%)	**120**	**+11.8%**	**(40.2%)**	**320**	**+0.9%**	**+11.8%**
Change in share of reserves	30	x4.3	(70.7%)	143	+33.9%	+33.9%
Share of income from equity affiliates	**152**	**+32.8%**	**(51.1%)**	**463**	**+9.2%**	**+17.9%**
Tax**	(16)	(36.9%)	(77.3%)	(87)	(0.6%)	(0.6%)
Net income – Group share	**136**	**+52.7%**	**(43.4%)**	**376**	**+11.8%**	**+23.3%**

* Aggregate results of 38 Regional Banks accounted for by the equity method adjusted for dividends and comparable income received from Crédit Agricole S.A.
** Tax impact of dividend received from Regional Banks

French retail banking – Regional Banks

Strategy to conquer continues

- ✓ New, innovative and targeted ranges of offering in investment products (Predissime 9, Atout Vivactions, Plan Vert Vitalité, Grandito line, etc.) and loans (Housing campaign targeting employed first-time home buyers, campaign aimed at small business customers creating new businesses, development of online marketing, etc.)
- ✓ Customer assets up 7.3%, driven primarily by money-market assets (passbook accounts up 10.2%) and life insurance (up 10.6%) as well as resilience in sigth deposits (up 6.8%)
- ✓ Further growth in customer loans: up 10%, driven by persistently robust growth in mortgage lending (up 13.7%) and loans to local authorities (up 9.4%) and corporate customers (up 8.2%)



Customer assets
€ bn
436.4 *
453.0
+7.3%
486.3
June 05
June 06
June 07



Customer loans
€ bn
252.1
+11.4%
280.8
+10.0%
308.8
June 05
June 06
June 07

* Including financial customers



CRÉDIT AGRICOLE S.A.

French retail banking – Regional Banks

✓ Business franchise continues to expand:

- 129,000 new accounts in Q2, for an increase of 240,000 over H1 (including 'youth' accounts)
- Sustained rate of new branch openings: 57 new locations in H1

✓ Excluding home purchase savings plans impact, the interest margin widened by 0.7% owing to the results in financial management

✓ Over the past two years, the proportion of intermediate and high-end customers has risen by nearly 3 percentage points, fostering persistently strong growth in sales of products and services (premium cards, current accounts with services, insurance policies) and maintaining customer fees up by about 5%

French retail banking – LCL

2007-2010 Competitiveness plan: targets, ways and means

- Targets
  - To lower the cost base; and
  - To improve the bank's cost/income ratio by:
    - Streamlining administrative functions
    - Rationalising IT expenditure
    - Optimising use of operating property in Ile-de-France
    - Enhancing the effectiveness of commercial networks
- Ways
  - Early retirement plan covering 3,000 support and administrative employees, without reducing sales staff bringing total departures to 6,500 employees
  - Recruitment of 3,000 employees by 2010 throughout the network who will receive extensive training
  - IT cost reduction plan to continue
  - Rationalisation of buildings used in operations, primarily in Ile-de-France, in keeping with the reduction in staffing and efforts to minimise costs per square metre
- Financial means and goals
  - Total cost: €485m
    - Of which: €405m allocated to human resources
      €80m allocated to buildings used in operations
    - Allocated to the LCL (€175m) and Proprietary asset management and other activities (€310m) business lines, pro rated to anticipated reductions in costs
  - Total full-year cost savings for the bank at the end of plan estimated at €300m, or nearly 11% of its 2006 cost base
  - Target cost/income ratio for the bank of 65% by 2010


CRÉDIT
AGRICOLE S.A.

French retail banking – LCL

Solid earnings growth

- ✓ Gross operating income up 4.1% in Q2-07 and up 4.9% in H1-07, excluding home purchase savings plans impact and competitiveness plan
  - NBI up 2.0% in Q2, up 1.8% in H1
  - Operating expenses remained under control with a rise of 1% in Q2
- ✓ Risk remains under control at 31bp vs 33bp in 2006
- ✓ Net income – Group share up 4.5% over the first half
- ✓ Cost/income ratio excluding home purchase savings plans impact and competitiveness plan: 69.2% in H1-07 and 66.2% in Q2-07

€m	Q2-07	ΔQ2/Q2	ΔQ2/Q2 excl. HPSP plan	H1-07	ΔH1/H1	DH1/H1 excl. HPSP
Net banking income	**934**	**+1.5%**	**+2.0%**	**1,833**	**(1.5%)**	**+1.8%**
Operating expenses	(785)	+29.9%	+1.0%	(1,427)	**+14.6%**	+0.5%
Gross operating income	**149**	**(52.8%)**	**+4.1%**	**406**	(33.9%)	**+4.9%**
Risk-related costs	(34)	(4.2%)	(4.2%)	(73)	**+2.2%**	+2.2%
Operating income	**115**	**(58.9%)**	**+5.2%**	**333**	**(38.7%)**	**+5.3%**
Net income – Group share	**73**	**(61.7%)**	**+2.2%**	**223**	**(38.9%)**	**+4.5%**
Cost/income ratio	84.0%	+18.3pts	(0.7pt)	77.9%	+10.9pts	(0.9pt)
Allocated capital (€bn)				2.8		
ROE				21.1%*		

* By spreading the cost of the competitiveness plan on the whole year


CRÉDIT
AGRICOLE S.A.

French retail banking – LCL

Creating growth drivers

Implementation of the new organisation is already starting to pay off, while the recent reorganisation of Private Banking has not yet begun to bear fruit

- ✓ 40,000 net new accounts opened during H1
- ✓ Reorganisation of Private Banking
  - With its roots in the network, Private Banking is an important growth driver for LCL
  - Over 80,000 Private banking customers at 30/06/2007, in line with the target
- ✓ Overall customer satisfaction index continues to rise
- ✓ Momentum in the Corporate segment remains strong at LCL, driven by the opening of new business centres
- ✓ Customer assets: sharp acceleration in Q2 with deposits up 2.2% on Q1
- ✓ Loans: after an exceptional year in 2006, growth in lending remained brisk at 9.5% year-on-year, despite the slowdown in residential mortgage loans (up 11.2% vs up 23.7% in H1-2006)



Customer assets
€bn
122.3
+6.2%
130.0
+5.1%
136.5
June 05
June 06
June 07



Customer loans
€bn
50.3
+16.2%
58.4
+9.5%
64.0
June 05
June 06
June 07

CRÉDIT AGRICOLE S.A.

French retail banking – LCL

NBI: up 2% on Q2 06, up 1.8% on H1 06, excluding home purchase savings plans

- ✓ **Interest margin**: *most of the decline in the interest margin was due to the negative interest rate effect, primarily* on mortgage loans, in a climate of rising long rates and intense competition that prevented passing on the full increase to customers
- ✓ **Fee and commission income**: growth was fuelled by the network's solid performance in insurance
- ✓ **LCL brand:** *recognition continues to rise*: 68% of French people know LCL (vs. 59% at end-December 2006)
- ✓ **Quality**: in June 2007, LCL obtained ISO 9001 certification *for all of its call centre operations*


HoH growth
€m
1,860
1,833
985
898
199
215
461
185
262
488
H1-06
H1-07
QoQ growth
921
934
467
457
105
109
240
105
126
246
Q2-06
Q2-07

	Δ H1/H1	Δ Q2/Q2
NBI	**(1.5%)**	**+1.5%**
Restated for home savings provisions	+1.8%	+2.0%
Net interest margin	**(8.8%)**	**(2.2%)**
Restated for home savings provisions	(3.0%)	(1.2%)
Total fee and commission income	**+6.8%**	**+5.3%**
☐ Securities management	(7.1%)	+0.2%
☐ Insurance	+21.8%	+16.3%
☐ Account management and payment instruments	+5.7%	+2.5%

International retail banking

- ✓ *Italian acquisitions completed* on 1 July

  Solid earnings growth momentum for Cariparma/FriulAdria
- ✓ Emporiki: in line with medium term plan targets
- ✓ Sharp rise in BES's contribution (€84m in Q2 and €114m in H1-07)
- ✓ Steady NBI growth for the other companies

€m	Q2-07	ΔQ2/Q2	ΔQ2/Q1	H1-07	ΔH1/H1
Net banking income	**698**	**x5.4**	**+47.9%**	**1,171**	**x5.3**
Operating expenses	(460)	x4.6	+49.5%	768	x4.3
Gross operating income	**238**	**x8.1**	**+44.9%**	**403**	**x9.1**
Risk-related costs	(72)	x4.1	+11.2%	(138)	x6.3
Operating income	**166**	**x13.8**	**+67.0%**	**265**	**x11.6**
Equity affiliates	88	(36.6%)	x2.5	124	(52.3%)
Pre-tax income	**254**	**+67.6%**	**+89.1%**	**389**	**+37.7%**
Net income – Group share	**148**	**+4.9%**	**x2.0**	**222**	**(15.6%)**
Cost/income ratio	65.9%	(11.2pts)	+0.7pt	65.6%	(14.3pts)
Allocated capital (€bn)				3.0	
ROE				18.7%	

CRÉDIT AGRICOLE S.A.

International retail banking

Cariparma - Friuladria:

✓ Legal aspects of acquisition completed

- Acquisition of the last 173 Intesa/Cariparma branches on 1 July
- For the record, acquisition of Cariparma and FriuAdria in March and of the 29 Intesa/FriulAdria branches in April

✓ An IT integration of the Intesa branches successfully achieved :

- Within 6 months, integration with an utmost quality level of the 173 Intesa/Cariparma branches on a clone of Intesa's IT system

✓ Business momentum continues

- The set-up of the interim management agreement has allowed to monitor the commercial activity of Intesa/Cariparma branches as early as 4 months *before the legal acquisition* was achieved
- Q2-07 combined results for Cariparma and FriulAdria in line with expectations
  - NBI: €314m vs €290m in Q1-07 (up 8%)
  - Expenses: €158m vs €135m in Q1-07 (up 17%) including €15m of integration-related costs
  - Net income: €77m vs €77m in Q1-07

  Contribution to Crédit Agricole S.A. net income - Group share: €53.5m (x2.3)

CRÉDIT AGRICOLE S.A.

Emporiki Bank: revenues and earnings in line with 2007-2011 plan and the bank's transformation program

✓The plan is being implemented

- Business transformation: increasing penetration rate by regionalising the branch network and taking advantage of synergies with *Crédit Agricole* S.A. *In* Q2-07, Emporiki launched major mortgage loan and consumer credit campaigns; significant market shares gained in mortgage and corporate loans
- Operational transformation: audits were carried out to improve procedures *and free up time for commercial staff.* The initial effects should start to flow through during the second half
- Disposal of Phoenix Metrolife Insurance for a total of €96m (without impact on Crédit Agricole S.A.'s accounts)

✓Q2-07 results

- NBI: €240m: down 0.1% on Q1-07,
  pressure on interest margin offset by volume growth
- Expenses: €169m: up 10.7%/Q1-07,
  costs contained, excluding those related to the bank's restructuring process
- GOI: €72m: down 18.8% on Q1-07 (up 4.4% excl. costs relating to the bank's restructuring process)
- Contribution to Crédit Agricole S.A.'s net income – Group share over H1 at €19m

Specialised financial services

- ✓ 13.5% growth in net income - Group share for the business line, fed by recent acquisitions
- ✓ FGAFS consolidated over six months, with a €126m contribution to NBI
- ✓ Like-for-like revenue growth of 2% dented by margin deterioration
- ✓ Continued success for Eurofactor with factored receivables of €20.1bn and NBI of €108m in the first half (up 10.3%)

€m	Q2-07	ΔQ2/Q2	ΔQ2/Q1	H1-07	ΔH1/H1
Net banking income	**743**	**+11.9%**	**+2.1%**	**1,471**	**+12.3%**
Operating expenses	(393)	+15.5%	+1.2%	(782)	+14.2%
Gross operating income	**350**	**+8.1%**	**+3.1%**	**689**	**+10.3%**
Risk-related costs	(125)	+12.9%	+2.6%	(247)	+16.2%
Operating income	**225**	**+5.5%**	**+3.3%**	**442**	**+7.3%**
Equity affiliates	1	(21.1%)	(11.8%)	3	+3.2%
Net income on other assets	4	n.m.	n.m.	23	n.m.
Pre-tax income	**230**	**+7.0%**	**(3.7%)**	**468**	**+12.8%**
Net income – Group share	**142**	**+7.7%**	**(6.4%)**	**294**	**+13.5%**
Cost/income ratio	52.9%	+1.6pt	(0.5pt)	53.2%	+0.9pt
Allocated capital (€bn)				3.1	
ROE				21.3%	

CRÉDIT AGRICOLE S.A.

Specialised financial services

Consumer credit in France and abroad

✓ Robust business momentum, particularly abroad
- Production surged 28.1% in the first half to over €16bn, with 55% generated abroad, mainly as a result of the consolidation of FGAFS
- Credit outstandings were €56.8bn, a rise of 44.4% year-on-year, including 10.2% on a like-for-like basis

✓ Continued expansion abroad, with Sofinco Saudi Fransi starting operations

✓ Partnerships strengthened and expanded
- Finaref and Téléshopping staged a first in "m-commerce" for making payments over mobile phones

Growth in managed loan book



€bn
34.2
2.8
5.0
39.3
3.3
5.4
56.8
3.9
5.5
June 05
June 06
June 07
Δ June/June
Total +10.2%*
Regional Banks partnership +17.9%
LCL partnership +1.1%
Third party and JV +6.7%*
Proprietary outstandings +11.7%*

Geographic breakdown of loans outstanding



€bn
34.2
10.9
39.3
14.6
56.8
31.2
June 05
June 06
June 07
ΔJune/June
International +22.4%*
France +1.0%*

* On a like-for-like basis

Asset management, insurance and private banking

✓ Another impressive performance of the business line
- NBI up 16.1%
- Net income - Group share: up 19.6 %

✓ Robust inflows in H1
- €18.7bn for asset management
- €4bn for private banking
- €11.5bn for insurance

✓ Assets under management (excluding double counting and Italy) topped €617bn

€m	Q2-07	ΔQ2/Q2	ΔQ2/Q1	H1-07	ΔH1/H1
Net banking income	**1,148**	**+24.6%**	**+8.5%**	**2,207**	**+16.1%**
Operating expenses	(438)	+13.0%	(3.7%)	(894)	+9.2%
Gross operating income	**710**	**+33.0%**	**+17.7%**	**1,313**	**+21.4%**
Risk-related costs	4	n.m.	n.m.	4	x4.2
Operating income	**714**	**+34.0%**	**+18.4%**	**1,317**	**+21.7%**
Equity affiliates	2	(93.3%)	(68.9%)	8	(78.4%)
Net income on other assets	(2)	n.m.	n.m.	(2)	(15.0%)
Pre-tax income	**714**	**+27.7%**	**+17.3%**	**1,323**	**+18.4%**
Net income – Group share	**454**	**+20.2%**	**+3.0%**	**896**	**+19.6%**
Cost/income ratio	38.2%	(3.9pts)	(4.8pts)	40.5%	(2.6pts)
Allocated capital (€bn)				7.6	
ROE				23.8%	

CRÉDIT AGRICOLE S.A.

Asset management, insurance and private banking

Asset management

- ✓ Assets under management up 14.8% year-on-year and 14.3% like-for-like to €526.7bn
- ✓ Solid business momentum in Q2, with net new inflows of €12.6bn, mainly into specialised and structured funds as well as money-market and bond funds
- ✓ CAAM continues to expand abroad:
  - Two representation offices in Sydney and Beijing to strengthen its presence in Asia
  - Creation of a branch in Frankfurt
  - New organisation of the Italian subsidiary CAAM SGR and confirmation of development strategy in Italy
- ✓ The Group gained many awards:
  - Three CAAM buy-side analysts were voted "best European analyst" in their sector
  - CAAM risk-adjusted performance recognised by AsianInvestor
- ✓ Very limited exposure to american subprime market (€100m), entirely resulting from multimanagement business



€bn
Assets under management (excluding Italy)
458.8
406.6
52.2
June 06
490.4
430.2
60.2
Dec 06
Inflows
+18.7
Market
+17.6
526.7
455.0
71.7
June 07
ΔJune/June
AUM +14.3%*
France +11.7%*
International +34.5%*




Breakdown of Assets under management by asset class
June 06: 13%, 45%, 14%, 9%, 19%
June 07: 13%, 42%, 15%, 9%, 21%
Money markets
Bonds
Equities
Diversified
Structured, alternative and other

* On a like-for-like basis and on comparable methods



CRÉDIT AGRICOLE S.A.

Asset management, insurance and private banking

Private banking

- ✓ Stepped-up growth in assets under management, rising 15.5% year-on-year to nearly €95bn following a good second quarter
  Inflows of €2.3bn in Q2, 80% above the average for the four preceding quarters
  During H1, AUM rose by €6.9bn despite negative euro/dollar exchange rate effect, owing to net new inflows of €4bn and to good market performance (+ €3.4bn)
- ✓ LCL continues to deploy its private banking business in France: in H1, it opened 36 business centres in the main metropolitan areas and will add 16 sites in other locations, enabling it to expand its offering to 110,000 customers
- ✓ Following its acquisition of Bank Sarasin Europe S.A., approved by the regulatory authorities in early July, Crédit Agricole Luxembourg ranks among the top five private banks in Luxembourg, with €15bn in assets under management



Assets under management
€bn
82.1
30.6
51.5
87.9
32.7
55.2
Inflows
+ 4.0
Market and change
+ 2.9
94.8
35.3
59.5
June 06
Dec 06
June 07
ΔJune/June
AUM
+15.5%
France
+15.4%
International
+15.6%

CRÉDIT AGRICOLE S.A.

Asset management, insurance and private banking

Life insurance

- ✓ Persistently solid business:
  - Premium income topped €5.5bn in Q2, boosting inflows over the first half to €11.5bn
  - *Strategy of refocusing* on unit-linked products is bearing fruit:
    24% of savings inflows during the first half were into unit-linked contracts,
    "Fourgous" transfers remained strong: €9.4bn over the first half, representing more than half of the volumes of French market
  - Mathematical provisions increased by 14.9% year-on-year (10.7% like-for-like) to €176.7bn
- ✓ On 8 June, Crédit Agricole S.A. obtained approval to create in Japan (the world's second largest life insurance market) a life insurance company, Crédit Agricole Life Insurance Company Japan Ltd, based in Tokyo

Assets under management*



€bn
153.8
21.4
132.4
176.7
30.9
145.8
June 06
June 07
Δ June/June
AUM +10.7%**
Unit-linked +33.7%**
€ +7.0%**

Breakdown of investment (excl. unit-linked)



2.1%
3.7%
3.3%
74.5%
16.3%
2.4%
2.2%
3.3%
73.6%
18.5%
Book value at June 06
Book value at June 07
Alternative products
Treasury
Real estate
Fixed income
Equity

* Mathematical provisions
** Excluding BES Vida



CRÉDIT AGRICOLE S.A.

Asset management, insurance and private banking

Non-life insurance

✓ Continued growth momentum:

- An excellent first half with over 660,000 new policies for Pacifica and a 23.3% rise in premium income, including BES Seguros
- Strong growth in traditional insurance (car, comprehensive household, non-life farm insurance) and successful launch of new offers (personal health, comprehensive for small businesses)
- Acquisition** of the 60% in AF IARD that Pacifica did not own following exercise of a put option held by AGF. With this acquisition, Pacifica will have full control over its commercial deployment in P&C insurance through the LCL network



Premium income
€m
653.2
63.5
207.2
133.3
90.0
159.2
777.5
94.5
225.8
145.3
114.7
197.2
958.7
127.7
261.6
170.6
159.1
239.7
H1-05
H1-06
H1-07
ΔH1/H1
Premium income +19.1%*
Farmers and small businesses +35.1%
Car +11.9%*
Comprehensive household +10.8%*
Personal accident, health +28.5%*
Legal protection and other +20.1%

* On a like-for-like basis, excluding BES Seguros
** Subject to approval by the supervisory authorities



CRÉDIT AGRICOLE S.A.

Corporate and investment banking

An excellent quarter confirming handsome Q1-07 results

✓ An excellent performance over the first half owing to Calyon's balanced growth model

- NBI: up 14% at constant exchange rates
- Net income - Group share: up 8 %

✓ During quarter:

- Excellent overall business momentum underpinned by leading positions in world rankings
- Impressive level of business in financing activities in a persistently low-risk climate
- Historically high level of revenues for equity brokers as well as investment banking
- Good overall performance of market activities:
  - Handsome performances from the debt capital market, foreign exchange, equity derivatives and fixed-income derivatives businesses
  - Credit market business adversely affected by crisis in the US mortgage market

€m	Q2-07	ΔQ2/Q2	ΔQ2/Q1	H1-07	ΔH1/H1	ΔH1/H1*
Net banking income	**1,578**	**+5.6%**	**(2.6%)**	**3,197**	**+10.7%**	**+14.3%**
Operating expenses	(957)	+10.9%	+4.7%	(1,870)	+11.1%	+13.8%
Gross operating income	**621**	**(1.7%)**	**(12.1%)**	**1,327**	**+10.1%**	**+14.9%**
Risk-related costs	2	n.m.	n.m.	16	n.m.	
Operating income	**623**	**+1.0%**	**(13.5%)**	**1,343**	**+12.8%**	
Equity affiliates	37	(10.0%)	+2.2%	73	(19.7%)	
Net income on other assets	0	*n.m.*	*n.m.*	0	n.m.	
Pre-tax income	**660**	**+0.9%**	**(12.8%)**	**1,416**	**+10.8%**	
Net income – Group share	**459**	**(0.6%)**	**(14.9%)**	**997**	**+8.0%**	
Cost/income ratio	60.6%	+2.9pts	+4.2pts	58.5%	+0.2pt	
Allocated capital (€bn)				9.1		
ROE				22.8%		

* At constant exchange rates

CRÉDIT AGRICOLE S.A.

Corporate and investment banking



Revenue growth
(€m)
2,152
+34%
2,889
+11%
3,197
Financing activities
Capital markets and investment banking



Revenue by business segment
37%
23%
25%
Capital markets
Commercial banking and other
Brokers and advisory
Structured finance



Cost/income ratio
63%
58%
58%
H1-05
H1-06
H1-07

Strong H1 performance reflects relevance of Calyon's growth model

✓ Robust business momentum generated by *customer-driven organisation:*

- Further expansion of the customer base: up 10% year-on-year
- Commercial revenues remain dominant (85%)

✓ Business portfolio with a diversified profile, across around 20 product lines and 58 countries

✓ Continued expansion abroad:

- Percentage of customer revenues generated abroad rose to 73%
- Increase in share from high-growth countries with year-on-year growth of 36% in Asia (excluding Japan), 34% in Central and Eastern Europe and 62% in the Middle East
- Extension of network with the creation of Calyon Algérie and the opening of a branch office in Dubai

✓ Solid operational efficiency allowing the business line to continue investing in staff and infrastructure:

- Cost/income ratio stable year-on-year, below the 60% target
- Increase in staffing of 4% (473 jobs) since the end of 2006, primarily in brokerage and capital markets
- IT system investments: €127m (up 27%)



CRÉDIT
AGRICOLE S.A.

Financing activities


Revenue growth
(€m)
1,086
+11%
1,210
594
492
493
H1-06
H1-07
Structured finance
Commercial banking and other


Return on weighted assets
2.19%
2.24%
2.35%
2005
2006
H1-07

- ✓ *Good* revenue growth in H1-07 and Q2-07
  - H1: up 15% at constant exchange rates
  - Q2: up 18% year-on-year, excluding exceptional income on restructured loans in 2006
- ✓ Robust business momentum in structured finance, driven primarily by project finance and aircraft and ship finance
  - leadership positions confirmed: World No. 2 in project finance
  - percentage in revenues from financing activities: 63% in Q2-07
  - after-tax ROE: 21% in H1-07
- ✓ Improvement of return on average risk-weighted assets in a climate of persistently strong pressure on margins, owing to a continued strong flow of transactions originated and confirmed capacity to ensure portfolio rotation (syndication, ALM)
- ✓ Excellent operational efficiency with a cost/income ratio of 40.2% in H1-07
- ✓ Cautious loan loss reserving policy: collective reserves of €1,190m (up 6% on 31 December 2006), including €329m for LBOs

Financing activities

LBO exposure

✓Commercial loan portfolio (excl. syndication) at €4.3bn

- Share in risk-weighted assets of the Corporate and investment banking business below 3%
- Structure: 95% senior commitments
- Satisfactory allocation of risks with average unit exposure of €30m

✓Syndication outstandings: eight major transactions for a total of €2.1bn at 30 June 2007, including €1bn placed during July

✓Collective reserves increased in H1-07

✓Acquisition finance as a percentage of corporate and investment banking income confined to 4% in H1-07

Capital market and investment banking



Revenue growth
+10%
1,803
1,987
1,172
H1-06
H1-07
Brokers and advisory
Capital market



Trends in VaR
16
16
19
24
23
30/06/06
30/09/06
31/12/06
31/03/07
30/06/07

✓ Sustained business generated robust revenue growth:
- up 14% at constant exchange rates on HoH
- up 12% on QoQ

✓ Capital markets
- Fixed income derivatives: impressive performance, with revenues equal to the high level in Q1-07
- Treasury/Forex: second-best quarter ever after Q1-07
- Equity derivatives: further growth in NBI: up 19% QoQ
- Credit markets: performance in credit derivatives adversely affected by deterioration in US mortgage market

✓ Brokerage
- Robust revenue growth in equity brokerage, with a 41% surge on QoQ for CLSA
- Signature with Société Générale of a partnership agreement between Calyon Financial and Fimat, leading to the creation of Newedge, one of the world leaders brokerage of listed derivatives

✓ Investment banking
- Record-high quarterly revenues with a solid performance in Advisory Services (No. 2 in France), Primary Equities (No. 1 in France) and corporate equity derivatives



CREDIT
AGRICOLE S.A.

Capital markets and investment banking

The cash CDO business and the US subprime crisis

✓Situation

- Calyon has no direct exposure to the US *mortgage market*
- Its indirect exposure through financing of residential home builders or financial relationships with specialised financial institutions is extremely limited
- The cash CDO* business is indirectly exposed to subprime loans. Calyon developed several years ago this business, which involves engineering/distribution of structured credit products on behalf of its customers.

  Structuration of CDOs means a securitisation of portfolios of ABS. The different tranches part of these CDOs, which present specific risk profiles (equity, mezzanine and supersenior tranches) are meant to be sold to institutional investors looking for investments having this type *of profile*
- As part of this cash CDO business, Calyon holds a portfolio of ABS in the structuring phase, as well as structured CDO tranches that have not yet been sold to customers

✓Risk management

- No new structured ABS CDO transactions have been initiated since the US mortgage crisis began in February 2007
- Transactions underway have been actively managed since, with the settlement or placement of several transactions, the sale of ABS in the securitisation phase and the purchase of hedging contracts

** See appendix on page 77*

Capital markets and investment banking

The cash CDO business and the US subprime crisis

✓ Exposure of cash CDO business to US subprimes

- Outstanding subprime loans in the ABS portfolio amount to €586m out of a total of €1.9bn and has been conservatively reserved for
- The only CDO tranches that have been retained by Calyon and that present a significant credit risk are the mezzanine tranches; Calyon has no equity tranche in its accounts and its super-senior tranches present no credit risk (AAA rating confirmed after the outburst of the crisis, resilience to conservative stress test scenarios)
- A limited amount of CDO mezzanine tranches retained (€280m); a conservative impairment policy has been applied to them: 68% were covered at end-June, leading to a very limited net exposure of €91m

Capital markets and investment banking

The cash CDO business and the US subprime crisis

✓Impact on results

- In the first half, the impact of the crisis on credit markets was more than offset by revenues from other capital market activities, which lead to a growth in NBI of these activities
- Since 30 June, the persistence of this crisis has continued to affect these businesses. Even so, Corporate and investment banking revenues benefited from good resilience in other capital market activities and in brokerage as well as from the positive effects of hedges secured under ALM

As a result, in July and August, results for Corporate and investment banking are expected to be comparable to those seen in July and August last year


CRÉDIT
AGRICOLE S.A.

Proprietary asset management and other activities

Division results

- Q2 NBI includes €222m in dividends from Intesa and €6m in reversals from reserves for home purchase savings plans
- Operating expenses include €310m for Credit Lyonnais bank competitiveness plan
- H1 GOI, excluding atypical items*, was (€736m), down 35.7%, primarily due to the increase in the cost of financing and lower income from financial management
- In Private Equity, NBI was €52m in Q2-07 and GOI €42m

€m	Q2-07	ΔQ2/Q2	ΔQ2/Q1	H1-07	ΔH1/H1
Net banking income	**169**	**x4.1**	**(29.1%)**	**407**	**n.m.**
Operating expenses	(504)	x2.5	x2.0	(756)	+99.1%
Gross operating *income*	**(335)**	**x2.1**	**x25.6**	**(349)**	**(11.4%)**
Risk-related costs	15	+26.7%	n.m.	4	(85.7%)
Operating income	**(320)**	**x2.2**	**x13.2**	**(345)**	**(6.5%)**
Equity affiliates	(13)	n.m.	+14.9%	(24)	n.m.
Net income on other assets	3	n.m.	n.m.	1,049	x18.1
Pre-tax income	**(330)**	**x3.2**	**n.m.**	**680**	**n.m.**
Net income – Group share	**(120)**	**+12.0%**	**n.m.**	**939**	**n.m.**

* See on appendix page 54

CRÉDIT AGRICOLE S.A.

Contents

Financial data

✓ Capital increase of €4bn in Q1, redemption of shareholders' advance granted as of 31 December 2006

Capital (Shareholders' equity and subordinated debt)


€bn
61.7
66.9
24.5*
34.3
22.2
41.9
Dec-06
Juin 07
ΔJune/Dec
Subordinated debt and similar (9.2%)
Preferred shares (1.4%)
Shareholders' equity Group share +22.1%
Total +8.6%

Risk-weighted assets and CAD ratio


€251.2bn
€263.6bn
€307.9bn
9,5%
8,8%
9,8%
8,9%
8,2%
8,9%
June 06
déc-06
juin-07
CAD/ESR ratio
o/wTier 1

Note: The 2006 accounts were adjusted to reflect the change in method for treating changes in minority interests

*Including €2.2bn shareholders' advance

Transition to Basle 2

Note: the main impact is due to the treatment of minority interests in credit institutions, of which 50% will be deducted from Tier 1 and 50 % from Tier 2 as from 2008

✓ Estimated impact at end-March 2008

- €5.5bn or 1.6 point of Tier 1 ratio for equity investments in the Regional Banks
- €1.6bn or 0.5 point of Tier 1 ratio for minority shareholdings

✓ Treatment for transition to Basle 2 requirements

- Crédit Agricole S.A.'s Tier 1 solvency ratio is 8.9%, already significantly higher than the 7.5 % target
- The average Tier 1 solvency ratio of the Regional Banks is also in surplus, at 12.5%
- Preliminary agreement from the Regional Banks to participate in reduction of the Basle 2 impact on Crédit Agricole S.A. ratios
- Process:
  - Mechanism for transferring Crédit Agricole S.A. ratio requirement to the Regional Banks (*mechanism to transfer all or part of Crédit Agricole S.A. risks associated with "minority shareholdings in Regional Banks" to each Regional Bank*)
  - Preliminary agreement of *Secrétariat Général de la Commission Bancaire* on the mechanism proposed

  Or

  - A mechanism with an equivalent prudential effect (for example, issue by Crédit Agricole S.A. of hybrid Tier 1 equity securities)
- Impact for Crédit Agricole S.A.
  - The cost of the two alternative solutions is estimated at between 1% and 2 % of EPS depending on the volume of transactions initiated and market prices for the instruments

Contents

Crédit Agricole Group highlights

Consolidated income statement

€m	H1-07	H1-06	Δ H1/H1
Net banking income	**16,650**	**14,558**	**+14.4%**
Operating expenses	(10,292)	(8,749)	+17.6%
Gross operating income	**6,358**	**5,809**	**+9.5%**
Risk-related costs	(972)	(914)	+6.3%
Operating income	**5,386**	**4,895**	**+10.0%**
Equity affiliates	188	456	(58.8%)
Net income on other assets	1,042	42	x24.8
Tax	(1,622)	(1,707)	(5.0%)
Net income	**4,986**	**3,686**	**+35.3%**
Net income - Group share	**4,728**	**3,515**	**+34.5%**

Note: The 2006 accounts were adjusted to reflect the change in method for treating changes in minority interests


CRÉDIT
AGRICOLE S.A.

Crédit Agricole Group highlights

Consolidated capital

€bn	Dec 06	June 07
Equity group share	58.0	65.0
Preferred shares	2.9	2.8
Subordinated debt	22.0	21.9
Total risk-weighted assets	532.6	580.7
CAD/ESR ratio	**10.0%**	**10.4%**
Tier 1 ratio	**7.7%**	**7.8%**

Note: The 2006 accounts were adjusted to reflect the change in method for treating changes in minority interests

CRÉDIT
AGRICOLE S.A.

Second quarter and first half 2007 results

Appendices

CRÉDIT AGRICOLE S.A.

Contents

Change in accounting method for treatment of changes in minority interests

✓ The accounting method now applied by Crédit Agricole S.A. Group is in keeping with the most widely practiced method in Europe

When the percentage of ownership of an entity is increased after the date on which exclusive control is acquired, any additional goodwill is not recognised on the asset side of the balance sheet, *but is allocated against consolidated reserves* ; likewise, when the percentage of ownership in an entity declines without resulting in a loss of exclusive control over this entity for the Group, the disposal proceeds are not recognised in the income statement but allocated directly to consolidated reserves

✓ When applied retrospectively to all transactions of this type carried out within the Group since 1 January 2004, the date of first-time application of IAS/IFRS, and by comparison with the figures published at 31 December 2006, this method *results in the following changes:*

- A €763m reduction in goodwill on the asset side of the balance sheet, *offset by a €759m decrease in the Group's* share of reserves and of €4m in minorities' share of reserves (primarily due to goodwill recognised on the acquisition of 24.5% of Finaref in 2004; goodwill recognised for the put option held by CLSA minority shareholders)
- A €62m reduction in "Net gains (losses) on other assets" in the income statement, offset by a €61m increase in the Group's share of reserves and of €1m in minorities' share of reserves

This change of method has no impact on prudential capital, which is calculated after deduction of all goodwill

Crédit Agricole S.A. consolidated results

Consolidated income statement by business line

€m	French retail banking – Regional Banks		French retail banking – LCL		International retail banking		Specialised financial services		Asset management, insurance and private banking		Corporate and investment banking		Proprietary asset management and other activities		Group	
	H1-06	H1-07	H1-06	H1-07	H1-06	H1-07	H1-06	H1-07	H1-06	H1-07	H1-06	H1-07	H1-06*	H1-07	H1-06*	H1-07
Net banking income	-	-	**1,859**	**1,833**	**222**	**1,171**	**1,309**	**1,471**	**1,900**	**2,207**	**2,889**	**3,197**	**(13)**	**407**	**8,166**	**10,286**
Operating expenses	-	-	(1,245)	(1,427)	(177)	(768)	(685)	(782)	(819)	(894)	(1,683)	(1,870)	(380)	(756)	(4,989)	(6,497)
Gross operating income	-	-	**614**	**406**	**45**	**403**	**624**	**689**	**1,081**	**1,313**	**1,206**	**1,327**	**(393)**	**(349)**	**3,177**	**3,789**
Risk-related costs	-	-	(71)	(73)	(22)	(138)	(212)	(247)	1	4	(15)	16	24	4	(295)	(434)
Equity affiliates	424	463	-	-	260	124	3	3	37	8	91	73	73	(24)	888	647
Net income on other assets	-	-	-	-	-	-	-	23	(2)	(2)	(4)	-	46	1,049	40	1,070
Pre-tax income	**424**	**463**	**543**	**333**	**283**	**389**	**415**	**468**	**1,117**	**1,323**	**1,278**	**1,416**	**(250)**	**680**	**3,810**	**5,072**
Tax*	(88)	(87)	(163)	(100)	(2)	(96)	(141)	(153)	(356)	(402)	(321)	(376)	112	371	(959)	(843)
Gain/(loss) on discontinued operations	-	-	-	-	-	(8)	-	-	-	-	-	-	-	-	-	(8)
Net income	**336**	**376**	**380**	**233**	**281**	**285**	**274**	**315**	**761**	**921**	**957**	**1,040**	**(138)**	**1,051**	**2,851**	**4,221**
Minority interests	-	-	15	10	18	63	15	21	12	25	34	43	103	112	197	274
Net income - Group share	**336**	**376**	**365**	**223**	**263**	**222**	**259**	**294**	**749**	**896**	**923**	**997**	**(241)**	**939**	**2,654**	**3,947**

* The 2006 accounts were adjusted to reflect the change in method for treating changes in minority interests



Crédit Agricole S.A. consolidated results

Consolidated income statement by business line

€m	French retail banking – Regional Banks		French retail banking – LCL		International retail banking		Specialised financial services		Asset management, insurance and private banking		Corporate and investment banking		Proprietary asset management and other activities		Group	
	Q2-06	Q2-07	Q2-06	Q2-07	Q2-06	Q2-07	Q2-06	Q2-07	Q2-06	Q2-07	Q2-06	Q2-07	Q2-06	Q2-07	Q2-06	Q2-07
Net banking income	-	-	920	934	130	698	664	743	921	1,148	1,495	1,578	41	169	4,171	5,271
Operating expenses	-	-	(604)	(785)	(100)	(460)	(341)	(393)	(388)	(438)	(863)	(957)	(200)	(504)	(2,496)	(3,538)
Gross operating income	-	-	316	149	30	238	323	350	533	710	632	621	(159)	(335)	1,675	1,733
Risk-related costs	-	-	(35)	(34)	(18)	(73)	(110)	(125)	-	4	(15)	2	10	15	(168)	(211)
Equity affiliates	115	152	-	-	140	89	2	1	28	2	41	37	1	(13)	327	268
Net income on other assets	-	-	-	-	-	-	-	4	(2)	(2)	(4)	-	43	3	37	5
Pre-tax income	115	152	281	115	152	254	215	230	559	714	654	660	(105)	(330)	1,871	1,795
Tax	(26)	(16)	(84)	(34)	1	(64)	(74)	(77)	(175)	(245)	(176)	(174)	46	248	(488)	(363)
Gain/(loss) on discontinued *operations*	-	-	-	-	-	(3)	-	-	-	-	-	-	-	(1)	-	(4)
Net income	89	136	197	81	153	187	141	153	384	469	478	486	(59)	(83)	1,383	1,428
Minority interests	-	-	7	8	11	39	8	11	7	15	16	27	50	37	99	136
Net income - Group share	89	136	190	73	142	148	133	142	377	454	462	459	(109)	(120)	1,284	1,292


CRÉDIT
AGRICOLE S.A.

Crédit Agricole S.A. consolidated results

Consolidated income statement by business line

€m	French retail banking – Regional Banks										French retail banking – LCL									
	Q1-05	Q2-05	Q3-05	Q4-05	Q1-06	Q2-06	Q3-06	Q4-06	Q1-07	Q2-07	Q1-05	Q2-05	Q3-05	Q4-05	Q1-06	Q2-06	Q3-06	Q4-06	Q1-07	Q2-07
Net banking income	-	-	-	-	-	-	-	-	-	-	**837**	**900**	**854**	**910**	**939**	**920**	**878**	**915**	**898**	**934**
Operating expenses	-	-	-	-	-	-	-	-	-	-	(627)	(613)	(612)	(635)	(641)	(604)	(612)	(637)	(642)	(785)
Gross operating income	-	-	-	-	-	-	-	-	-	-	**210**	**287**	**242**	**275**	**298**	**316**	**266**	**277**	**256**	**149**
Risk-related costs	-	-	-	-	-	-	-	-	-	-	(41)	(31)	(18)	(60)	(36)	(35)	(39)	(41)	(39)	(34)
Equity affiliates	236	208	209	200	310	115	201	223	311	152	-	-	-	-	-	-	-	-	-	-
Net income on other assets	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Integration-related costs	-	-	-	-							-	-	-	-						-
Pre-tax income	**236**	**208**	**209**	**200**	**310**	**115**	**201**	**223**	**311**	**152**	**169**	**256**	**224**	**215**	**262**	**281**	**227**	**236**	**217**	**115**
Tax	(56)	(15)	(4)	-	(62)	(26)	-	(2)	(71)	(16)	(51)	(77)	(67)	(65)	(79)	(84)	(68)	(71)	(65)	(34)
Net income	**180**	**193**	**205**	**200**	**248**	**89**	**201**	**221**	**240**	**136**	**118**	**179**	**157**	**150**	**183**	**197**	**159**	**165**	**152**	**81**
Minority interests	-	-	-	-	-	-	-	-	-	-	1	5	4	4	7	7	5	5	1	8
Net income - Group share	**180**	**193**	**205**	**200**	**248**	**89**	**201**	**221**	**240**	**136**	**117**	**174**	**153**	**146**	**176**	**190**	**154**	**160**	**151**	**73**

Crédit Agricole S.A. consolidated results

Consolidated income statement by business line

€m	International retail banking									
	Q1-05	Q2-05	Q3-05	Q4-05	Q1-06	Q2-06	Q3-06	Q4-06	Q1-07	Q2-07
Net banking income	**63**	**88**	**76**	**90**	**92**	**130**	**235**	**367**	**472**	**698**
Operating expenses	(53)	(76)	(67)	(71)	(77)	(100)	(181)	(267)	(308)	(460)
Gross operating income	**10**	**12**	**9**	**19**	**15**	**30**	**54**	**100**	**164**	**238**
Risk-related costs	(2)	(10)	(1)	(20)	(4)	(18)	(32)	(19)	(65)	(73)
Equity affiliates	123	107	114	108	120	140	142	120	35	88
Net income on other assets	(3)	3	-	-	-	-	-	-	-	-
Integration-related costs	-	-	-	-						
Pre-tax income	**128**	**112**	**122**	**107**	**131**	**152**	**164**	**201**	**134**	**254**
Tax	(1)	1	(1)	(6)	(3)	1	(7)	(67)	(33)	(64)
Gain/(loss) on discontinued operations	-	-	-	-	-	-	-	(3)	(4)	(3)
Net income	**127**	**113**	**121**	**101**	**128**	**153**	**157**	**131**	**97**	**187**
Minority interests	7	4	6	6	7	12	10	11	24	39
Net income - Group share	**120**	**109**	**115**	**95**	**121**	**141**	**147**	**120**	**73**	**148**


CRÉDIT
AGRICOLE S.A.

Crédit Agricole S.A. consolidated results

Consolidated income statement by business line

€m	Specialised financial services										Asset management, insurance and private banking									
	Q1-05	Q2-05	Q3-05	Q4-05	Q1-06	Q2-06	Q3-06	Q4-06	Q1-07	Q2-07	Q1-05	Q2-05	Q3-05	Q4-05	Q1-06	Q2-06	Q3-06	Q4-06*	Q1-07	Q2-07
Net banking income	**603**	**594**	**601**	**669**	**645**	**664**	**646**	**682**	**728**	**743**	**777**	**751**	**817**	**988**	**979**	**921**	**886**	**1,086**	**1,058**	**1,148**
Operating expenses	(324)	(308)	(317)	(342)	(344)	(341)	(339)	(366)	(389)	(393)	(338)	(350)	(342)	(434)	(431)	(388)	(395)	(466)	(455)	(438)
Gross operating income	**279**	**286**	**284**	**327**	**301**	**323**	**307**	**316**	**339**	**350**	**439**	**401**	**474**	**553**	**548**	**533**	**491**	**620**	**603**	**710**
Risk-related costs	(97)	(85)	(96)	(119)	(102)	(110)	(106)	(102)	(122)	(125)	-	4	4	11	1	-	(6)	(2)	-	4
Equity affiliates	1	-	1	2	1	2	2	2	2	1	10	4	8	7	9	28	5	4	6	2
Net income on other assets	-	-	(83)	-	-	-	5	(64)	19	4	-	(1)	-	(4)	-	(2)	(2)	4	-	(2)
Integration-related costs	(2)	(16)	(3)	(4)							(12)	(19)	2	(4)						
Pre-tax income	**181**	**185**	**103**	**206**	**200**	**215**	**208**	**151**	**238**	**230**	**437**	**389**	**488**	**563**	**558**	**559**	**488**	**626**	**609**	**714**
Tax	(57)	(67)	(58)	(66)	(67)	(74)	(69)	(69)	(76)	(77)	(155)	(107)	(175)	(198)	(181)	(175)	(151)	(150)	(157)	(245)
Net income	**124**	**118**	**45**	**140**	**133**	**141**	**139**	**82**	**162**	**153**	**282**	**282**	**313**	**365**	**377**	**384**	**337**	**476**	**452**	**469**
Minority interests	7	6	4	10	6	8	8	9	10	11	3	3	6	5	6	6	5	10	11	15
Net income - Group share	**118**	**112**	**41**	**130**	**127**	**133**	**131**	**73**	**152**	**142**	**279**	**279**	**307**	**360**	**371**	**378**	**332**	**466**	**441**	**454**

* The 2006 accounts were adjusted to reflect the change in method for treating changes in minority interests

Crédit Agricole S.A. consolidated results

Consolidated income statement by business line

€m	Corporate and investment banking									
	Q1-05	Q2-05	Q3-05	Q4-05	Q1-06	Q2-06	Q3-06	Q4-06*	Q1-07	Q2-07
Net banking income	**1,033**	**1,119**	**1,107**	**1,197**	**1,394**	**1,495**	**1,243**	**1,324**	**1,620**	**1,578**
Operating expenses	(678)	(684)	(691)	(760)	(820)	(863)	(770)	(869)	(913)	(957)
Gross operating income	**355**	**435**	**416**	**437**	**574**	**632**	**473**	**455**	**707**	**621**
Risk-related costs	14	10	(8)	(19)	-	(15)	6	20	14	2
Equity affiliates	22	30	34	34	50	41	40	28	36	37
Net income on other assets	4	(1)	14	(3)	-	(4)	3	(16)	-	-
Integration-related costs	(20)	(20)	(18)	(19)						
Pre-tax income	**375**	**454**	**438**	**430**	**624**	**654**	**522**	**487**	**757**	**660**
Tax	(87)	(106)	(90)	(97)	(145)	(176)	(129)	(126)	(202)	(174)
Net income	**288**	**348**	**348**	**333**	**479**	**478**	**393**	**361**	**555**	**486**
Minority interests	(2)	36	20	11	17	16	12	20	16	27
Net income - Group share	**290**	**312**	**328**	**322**	**462**	**462**	**381**	**341**	**539**	**459**

* The 2006 accounts were adjusted to reflect the change in method for treating changes in minority interests

Crédit Agricole S.A. consolidated results

Consolidated income statement by business line

€m	Financing activities										Investment banking									
	Q1-05	Q2-05	Q3-05	Q4-05	Q1-06	Q2-06	Q3-06	Q4-06*	Q1-07	Q2-07	Q1-05	Q2-05	Q3-05	Q4-05	Q1-06	Q2-06	Q3-06	Q4-06	Q1-07	Q2-07
Net banking income	**423**	**501**	**464**	**485**	**484**	**602**	**533**	**516**	**629**	**582**	**610**	**618**	**643**	**712**	**910**	**893**	**710**	**809**	**991**	**996**
Operating expenses	(202)	(210)	(202)	(202)	(209)	(217)	(220)	(229)	(252)	(234)	(476)	(475)	(489)	(558)	(611)	(646)	(549)	(640)	(661)	(723)
Gross operating income	**221**	**291**	**262**	**283**	**275**	**385**	**313**	**287**	**377**	**348**	**134**	**143**	**154**	**154**	**299**	**247**	**161**	**169**	**330**	**273**
Risk-related costs	13	15	(8)	(18)	-	(16)	7	20	14	(4)	1	(5)	-	(1)	-	1	(1)	-	-	6
Equity affiliates	22	30	33	35	49	42	39	28	35	35	-	-	1	(1)	1	(1)	1	-	1	2
Net income on other assets	-	1	-	(7)	-	-	-	(17)	-	-	4	(2)	14	4	-	(4)	3	1	-	-
Integration-related costs	(6)	(5)	(5)	(5)							(14)	(15)	(13)	(14)						
Pre-tax income	**250**	**332**	**282**	**288**	**324**	**411**	**359**	**318**	**426**	**378**	**125**	**121**	**156**	**142**	**300**	**243**	**164**	**170**	**331**	**281**
Tax	(56)	(73)	(58)	(59)	(70)	(105)	(86)	(82)	(110)	(95)	(31)	(33)	(32)	(38)	(75)	(71)	(44)	(45)	(92)	(79)
Net income	**194**	**259**	**224**	**229**	**254**	**306**	**273**	**236**	**316**	**283**	**94**	**89**	**124**	**104**	**225**	**172**	**120**	**125**	**239**	**202**
Minority interests	6	24	8	7	9	7	5	16	7	10	(8)	12	12	4	8	9	7	4	9	17
Net income – Group share	**188**	**235**	**216**	**222**	**245**	**299**	**268**	**220**	**309**	**273**	**102**	**77**	**112**	**100**	**217**	**163**	**113**	**121**	**230**	**185**

* The 2006 accounts were adjusted to reflect the change in method for treating changes in minority interests

CRÉDIT AGRICOLE S.A.

Crédit Agricole S.A. consolidated results

Consolidated income statement by business line

€m	Proprietary asset management and other activities									
	Q1-05	Q2-05	Q3-05	Q4-05	Q1-06*	Q2-06	Q3-06	Q4-06*	Q1-07	Q2-07
Net banking income	**(80)**	**8**	**(137)**	**(171)**	**(54)**	**41**	**(76)**	**(166)**	**239**	**169**
Operating expenses	(190)	(221)	(199)	(232)	(179)	(200)	(223)	(241)	(252)	(505)
Gross operating income	**(270)**	**(213)**	**(336)**	**(403)**	**(233)**	**(159)**	**(299)**	**(407)**	**(13)**	**(335)**
Risk-related costs	(11)	(10)	(59)	2	13	10	8	(2)	(11)	15
Equity affiliates	(4)	1	35	-	71	1	13	3	(11)	(13)
Net income on other assets	4	13	90	3	3	43	(5)	(5)	1,045	3
Integration-related costs	(15)	(40)	(9)	(20)						
Pre-tax income	**(296)**	**(250)**	**(279)**	**(418)**	**(146)**	**(105)**	**(283)**	**(411)**	**1,010**	**(330)**
Tax	148	86	201	225	66	46	136	142	124	247
Net income	**(148)**	**(164)**	**(78)**	**(193)**	**(80)**	**(59)**	**(147)**	**(269)**	**1,134**	**(83)**
Minority interests	51	55	50	55	54	50	53	52	75	**37**
Net income - Group share	**(199)**	**(219)**	**(128)**	**(248)**	**(134)**	**(107)**	**(200)**	**(321)**	**1,059**	**(120)**

* The 2006 accounts were adjusted to reflect the change in method for treating changes in minority interests.

Crédit Agricole S.A. consolidated results

Consolidated income statement by business line

€m	Group									
	Q1-05	Q2-05	Q3-05	Q4-05	Q1-06*	Q2-06	Q3-06	Q4-06*	Q1-07	Q2-07
Net banking income	**3,233**	**3,461**	**3,317**	**3,682**	**3,995**	**4,171**	**3,813**	**4,208**	**5,015**	**5,271**
Operating expenses	(2,209)	(2,254)	(2,229)	(2,474)	(2,493)	(2,496)	(2,520)	(2,846)	(2,959)	(3,538)
Gross operating income	**1,024**	**1,207**	**1,088**	**1,208**	**1,502**	**1,675**	**1,293**	**1,362**	**2,056**	**1,733**
Risk-related costs	(138)	(123)	(177)	(205)	(127)	(168)	(170)	(147)	(223)	(211)
Equity affiliates	388	350	402	350	561	327	403	380	379	268
Net income on other assets	5	14	21	(4)	3	37	1	(81)	1,065	5
Integration-related costs	(49)	(95)	(28)	(47)						
Pre-tax income	**1,230**	**1,353**	**1,306**	**1,302**	**1,939**	**1,871**	**1,527**	**1,514**	**3,277**	**1,795**
Tax	(258)	(283)	(195)	(206)	(471)	(488)	(288)	(343)	(480)	(363)
Gain/(loss) on discontinued operations	-	-	-	-	-	-	-	(3)	(4)	(4)
Net income	**972**	**1,070**	**1,111**	**1,096**	**1,468**	**1,383**	**1,239**	**1,168**	**2,793**	**1,428**
Minority interests	67	110	91	90	98	99	93	108	138	136
Net income - Group share	**905**	**960**	**1,020**	**1,006**	**1,370**	**1,284**	**1,146**	**1,060**	**2,655**	**1,292**

* The 2006 accounts were adjusted to reflect the change in method for treating changes in minority interests

Crédit Agricole S.A. consolidated results

Income statement – Atypical items

		Q1-07	Q2-07	Q1-06	Q2-06	H1-07	H1-06
NBI	LCL – Home purchase savings Plan	10	12	65	18	22	83
	PAM – Home purchase savings Plan	22	6	124	25	28	149
	Gain on disposal of Intesa and dividend	448	222	-	-	670	-
Expense	LCL – competitiveness plan	-	(175)	-	-	(175)	-
	CPD – Competitiveness plan	-	(310)	-	-	(310)	-
Equity affiliates	CR – Home purchase savings plans*	2	3	28	8	5	36
	Eurazeo	12	-	70	-	12	70
	Intesa	(24)	-	125	109	(24)	234
Other assets	Intesa	1,043	-	-	-	1,043	-
Total Impact Net income – Group share		1,475	(79)	345	145	1,396	490

✓ Data excluding atypical elements have been adjusted for:

- Charges/reversals of reserves for home purchase savings plans (RB, LCL and Proprietary asset management and other)
- Equity accounted income of Eurazeo (exceptionally high in Q1-2006)
- Intesa impact (Equity accounted income, dividends, gain on disposals, dilution profit)
- Reserves for competitiveness plan announced by LCL

* In the Aggregate NBI of RB 32 in 2007 and 220 in 2006

Movements in consolidated capital

CAD ratio

€bn	June 06	Dec 06	June 07
Credit risks	235.5	248.1	294.8
Market risks	15.7	15.5	13.1
Total risk-weighted assets	**251.2**	**263.6**	**307.9**
Tier 1	22.3	21.6	27.3
Tier 2	17.9	18.8	17.2
Tier 3	0.9	0.9	0.9
Deductions	17.2	18.2	15.3
Total net regulatory capital	**23.9**	**23.1**	**30.1**
Tier 1 solvency ratio	**8.9%**	**8.2%**	**8.9%**
Total solvency ratio	**9.5%**	**8.8%**	**9.8%**

Movements in consolidated capital

Breakdown of share capital and earnings per share calculation

Breakdown of share capital:	June 2006	Dec 2006	June 2007	%
SAS Rue la Boétie	819,541,855	819,541,855	901,496,041	54.73%
Treasury shares*	24,724,849	15,144,404	12,611,342	0.77%
Employees (company investment fund, ESOP)	89,018,905	84,297,953	86,891,076	5.28%
Float	564,036,692	578,338,089	646,056,072	39.22%
Total shares in issue	**1,497,322,301**	**1,497,322,301**	**1,647,054,531**	**100.00%**
	Consolidated accounts	Consolidated accounts	Consolidated accounts	
Average number of shares used to compute earnings per share	1,466,942,592	1,470,184,317	1,597,053,108	
Average number of shares used to compute earnings per share	1,490,946,837	1,494,241,607	1,597,053,108	
Net income - Group share	€2,654m	€4,860m	€3,947m	
Net income per share	**€1.81**	**€3.31**	**€2.47**	
Income per share**	€1.78	€3.25	€2.47	

N.B. The 2006 accounts were adjusted to reflect the change in method for treating changes in minority interests

* Shares held directly as part of repurchase programmes and retained in Crédit Agricole S.A.'s balance sheet to hedge stock options granted and shares part of a liquidity program

**After Share issue on 6 February 2007


CRÉDIT
AGRICOLE S.A.

Movements in consolidated capital

Equity and Subordinated debt

€m	Group share	Minority interests	Total	Subordinated debt
31 December 2006	**34,319**	**4,770**	**39,089**	**24,470**
Share issue	3,993	-	3,993	
Dividend paid in 2007	(1,880)	(372)	(2,252)	
Dividends paid in 2007 by Crédit Agricole S.A. and received by Regional Banks (25%)	266	-	266	
foreign exchange in Foreign exchange translation reserves	(17)	(45)	(62)	
Unrealised gain/(loss)	986	(5)	981	
Change in share of reserves of Equity affiliates	233	-	233	
Net income for the period	3,947	274	4,221	
Impact of acquisitions/disposals on minority interests	-	655	655	
Other	57	34	91	
30 June 2007	**41,904**	**5,311**	**47,215**	**22,207**

N.B. The 2006 accounts were adjusted to reflect the change in method for treating changes in minority interests


CRÉDIT
AGRICOLE S.A.

Movements in consolidated capital

Allocated capital per business line

€bn	June 06	(%)	Dec 06	(%)	June 07	(%)
French retail banking	**6.3**	**23.9%**	**6.6**	**23.4%**	**7.0**	**23.6%**
- Regional Banks	*3.7*		*3.9*		*4.2*	
-LCL	*2.6*		*2.7*		*2.8*	
International retail banking	**2.6**	**9.7%**	**3.8**	**13.3%**	**3.0**	**10.1%**
Specialised financial services	**2.4**	**9.0%**	**2.5**	**8.9%**	**3.1**	**10.2%**
Asset management, insurance and private banking	**6.8**	**25.7%**	**7.2**	**25.4%**	**7.6**	**25.5%**
Corporate and investment banking	**8.4**	**31.7%**	***8.3***	***29.0%***	***9.1***	***30.6%***
Of which Capital markets and investment banking	*2.5*		*2.5*		*2.4*	
Of which Financing activities	*5.9*		*5.8*		*6.7*	


CRÉDIT
AGRICOLE S.A.

Crédit Agricole S.A. consolidated results

Good profitability from business lines

	Allocated capital			ROE H1-07 (%)
	H1-07		H1-06 (%)	
	€bn	%		
French retail banking – Regional Banks	4.2	14.2	14.0	15.2%
French retail banking – LCL	2.8	9.4	9.9	16.7%
International retail banking	3.0	10.1	9.7	18.7%
Specialised financial services	3.1	10.2	9.0	21.3%
Asset management, insurance and private banking	7.6	25.5	25.7	23.8%
Corporate and investment banking	9.1	30.6	31.7	22.8%
Total business lines	**29.8**	**100.0**	**100.0**	**20.8%**
Group				**15.5%**

* Excluding atypical items


CRÉDIT
AGRICOLE S.A.

Capital allocation

Risk-weighted assets for capital allocation per business line

€bn	June 06	Dec 06	June 07
French retail banking	**103.3**	**108.5**	**112.6**
- Regional Banks (25%)	59.8	63.3	66.2
- LCL	43.5	45.2	46.4
International retail banking	**3.7**	**22.1**	**38.8**
Specialised financial services	**39.2**	**41.7**	**50.3**
Asset management, insurance and private banking	**16.2**	**19.0**	**21.0**
Corporate and investment banking	**135.2**	**132.7**	**146.7**

Trends in risk

Change in credit risk outstanding

Crédit Agricole S.A.

€m	Dec 06	June 07
Gross customer and interbank loans outstanding	321,795	368,475
Bad and doubtful loans	9,123	9,457
Loan loss reserves**	7,380	7,670
Doubtful loan ratio	2.8%	2.6%
Ratio of reserves (excl. collective reserves) to doubtful loans	61.4%*	59.5%*

Regional Banks (aggregate data from unconsolidated accounts)

€m	Dec 06	June 07
Customer loans	293,572	306,060
Bad and doubtful loans	6,704	6,966
Loan loss reserves**	6,798	7,111
Doubtful loan ratio	2.3%	2.3%
Ratio of reserves (excl. collective reserves) to doubtful loans	69.6%	68.8%

* 66.5% adjusted for the acquisition of a portfolio of impaired assets in Q4-06; 64.2% in S1-07
** Including collective reserves


CRÉDIT
AGRICOLE S.A.

Trends in risk

Market risk

✓ Overall VaR (99% - 1 day) at 30 June 2007: €27m for Crédit Agricole S.A. Group, of which €23 m for Calyon

Trends in VaR for Crédit Agricole S.A. capital markets business

€m	VaR (99% - 1 day) 31 December 2006 to 30 June 2007				31 December 2006
	Minimum	Maximum	Average	30 June 07	
Interest rate	8	16	12	11	11
Credit	7	19	12	18	12
Foreign exchange	1	5	2	3	2
Equities	10	23	16	19	9
Commodities	1	3	2	1	3
Total VaR for Crédit Agricole S.A. Group	**18**	**38**	**26**	**27**	**19**

Trends in risk

Breakdown of risks by geographic region and economic sector



Asia and Pacific 5%
Japan 1%
Central and South America 4%
North America 11%
Africa and Middle East 5%
Rest of Europe 5%
Other European Union countries 21%
Italy 8%
France (excl. individual customers) 25%
France (individual customers) 15%



Traded services (utilities) 2%
Tourism, hotels ans restaurants 3%
Healthcare and pharmaceuticals 2%
Media and publishing 2%
Telecoms 5%
Other 6%
Aerospace 5%
Shipping 6%
Other transport 3%
Food 5%
Automotive 5%
Heavy industry 8%
Other industries 7%
Wood, paper and packaging 1%
Construction 4%
Retail and consumer goods 8%
Energy 17%
Property 9%
IT and technology 2%



CRÉDIT AGRICOLE S.A.

N.B. For the first time, analysis includes Emporiki and Italy (in breakdown by geographic region)

French retail banking – Regional Banks

€ bn

Customer assets*

	June 06	June 07	Δ June/June
Total	453.0	486.3	+7.3%
Securities	45.4	48.2	+6.1%
Mutual funds and REITs	50.9	55.5	+9.0%
Life insurance	118.4	131.0	+10.6%
Sight deposits	68.1	72.7	+6.8%
Home purchase savings schemes	80.2	77.0	(4.0%)
Passbook accounts	58.7	64.7	+10.2%
Time deposits, Popular savings plans (incl. savings bonds)	31.3	37.2	+18.9%

*New presentation of outstanding loans after elimination of financial customer investments

French retail banking – Regional Banks



Loans outstanding
€bn
252.1
23.7
14.7
39.9
20.3
28.9
124.6
280.8
26.3
15.6
44.2
21.2
30.1
143.4
308.8
28.7
16.3
47.9
22.3
30.6
163.0
June 05
June 06
June 07
Δ June/June
Total +10.0%
Local authorities +9.4%
Consumer credit +4.6%
SMEs +8.2%
Small businesses +5.0%
Farming loans +1.6%
Home finance +13.7%



CRÉDIT
AGRICOLE S.A.

French retail banking – Regional Banks



€m
Progression in fee income from customers
2,083
319
204
780
780
H1-05
2,334
353
234
886
861
H1-06
2,456
360
235
944
917
H1-07
ΔH1/H1
Total +5.2%
Services and other banking transactions +2.0%
Securities +0.4%
Insurance +6.5%
Account management and payment instruments +6.5%



CRÉDIT AGRICOLE S.A.

French retail banking – LCL

Customer assets

€bn

	June 05	June 06	June 07	Δ June/June
Total	122.3	130.0	136.5	+5.1%
Securities	9.0	10.6	11.1	+4.5%
Mutual funds	27.9	29.1	30.8	+6.1%
Life insurance	31.2	34.2	37.7	+10.3%
Sight deposits	20.3	21.5	22.0	+2.4%
Home purchase savings scheme	14.2	12.7	11.1	(12.5%)
Passbook accounts	13.5	16.2	18.0	+11.2%
Time deposits, Popular savings plans	6.2	5.7	5.8	+1.4%

French retail banking – LCL



€bn
Loans outstanding
50.3
9.0
8.0
6.4
26.9
58.4
9.7
8.7
6.8
33.2
64.0
11.0
9.3
6.7
37.0
June 05
June 06
June 07

	Δ June/June
Total	+9.5%
SMEs	+12.5%
Small businesses	+7.0%
Consumer loans	(0.1%)
Home finance	+11.2%

Specialised financial services

Consumer credit highlights

€ m	Q2-07	ΔQ2/Q2	ΔQ2/Q1	H1-07	ΔH1/H1
Net banking income	**629**	**+14.1%**	**+2.2%**	**1,245**	**+14.5%**
Operating expenses	(318)	+20.8%	+1.3%	(631)	+20.0%
Gross operating income	**311**	**+8.0%**	**+3.1%**	**614**	**+9.3%**
Risk-related costs	(116)	+20.0%	+3.0%	(229)	+18.7%
Operating income	**195**	**+1.9%**	**+3.2%**	**385**	**+4.4%**
Equity affiliates	1	(21.1%)	(11.8%)	3	+3.2%
Net income on other assets	-	*nm*	*nm*	19	*nm*
Pre-tax income	**196**	**+1.5%**	**(6.6%)**	**407**	**+9.5%**
Tax	(65)	(1.2%)	(2.8%)	(132)	+5.3%
Net income	**131**	**+2.9%**	**(8.3%)**	**275**	**+11.7%**


CRÉDIT
AGRICOLE S.A.

Specialised financial services

Lease finance highlights

€ m	Q2-07	ΔQ2/ Q2	ΔQ2/Q1	H1-07	ΔH1/H1
Net banking income	**59**	**(6.2%)**	**(0.5%)**	**118**	**(4.8%)**
Operating expenses	(40)	(7.0%)	+0.5%	(79)	(8.6%)
Gross operating income	**19**	**(4.5%)**	**(2.6%)**	**39**	**+4.1%**
Risk-related costs	(5)	(15.8%)	+11.6%	(9)	(18.8%)
Operating income	**14**	**-**	**(6.6%)**	**30**	**+14.0%**
Tax	(5)	(5.7%)	8.7%	(10)	+5.5%
Net income	**9**	**+3.4%**	**(13.2%)**	**20**	**+18.6%**

CRÉDIT AGRICOLE S.A.

Specialised financial services

Factoring highlights

€m	Q2-07	ΔQ2/Q2	ΔQ2/Q1	H1-07	ΔH1/H1
Net banking income	**55**	**+10.3%**	**+3.2%**	**108**	**+10.3%**
Operating expenses	(33)	+2.8%	+1.2%	(65)	(1.5%)
Gross operating income	**22**	**+23.5%**	**+6.2%**	**43**	**+34.5%**
Risk-related costs	(4)	(53.2%)	(15.9%)	(8)	+3.8%
Operating income	**18**	**+84.0%**	**+12.2%**	**35**	**+44.4%**
Net income on other assets	4	nm	nm	4	nm
Pre-tax income	**22**	**x2.2**	**+36.0%**	**39**	**+60.6%**
Tax	(8)	+67.4%	+28.3%	(14)	+47.3%
Net income	**14**	**x2.7**	**+40.4%**	**25**	**+68.9%**

CRÉDIT AGRICOLE S.A.

Asset management, insurance and private banking

Trends in Assets under management



€bn
756.3
82.1
153.8
520.4
594.5
807.4
87.9
168.5
551.0
636.9
854.7
94.8
176.7
583.2
673.9
June 06
Dec 06
June 07
CAC 40: 4,966
5,542
6,055

Total AUM excl. double counting: **+13.4%**		
Private banking +15.5% +15.5%*	Life insurance +14.9% +10.7%**	Asset managt +12.1% +11.6%*

* On a like-for-like basis and on comparable methods

** €617.5bn excluding all Italian AUM

CRÉDIT AGRICOLE S.A.

Asset management, insurance and private banking

Asset management highlights

€m	Q2-07	ΔQ2/Q2	ΔQ2/Q1	H1-07	ΔH1/H1
Net banking income	**549**	**+24.5%**	**+11.7%**	**1,040**	**+19.2%**
Operating expenses	(243)	+18.0%	(4.9%)	(499)	+16.5%
Gross operating income	**306**	**+30.1%**	**+29.7%**	**541**	**+21.8%**
Risk-related costs	-	(90.2%)	(63.6%)	(1)	(65.1%)
Operating income	**306**	**+32.3%**	**+30.1%**	**540**	**+22.7%**
Equity affiliates	(3)	nm	nm	nm	nm
Net income on other assets	(2)	(15.0%)	nm	(2)	(15.0%)
Pre-tax income	**301**	**+31.3%**	**+26.8%**	**538**	**+22.7%**
Tax	(123)	+35.8%	+58.0%	(201)	+23.4%
Net income	**178**	**+28.4%**	**+11.6%**	**337**	**+22.2%**

CRÉDIT AGRICOLE S.A.

Asset management, insurance and private banking

Insurance highlights

€m	Q2-07	ΔQ2/Q2	ΔQ2/Q1	H1-07	ΔH1/H1
Net banking income	**427**	**+27.8%**	**+8.8%**	**820**	**+13.0%**
Operating expenses	(90)	+13.2%	(3.9%)	(184)	(1.6%)
Gross operating income	**337**	**+32.4%**	**+12.7%**	**636**	**+18.1%**
Risk-related costs	3	nm	nm	3	nm
Operating income	**340**	**+33.9%**	**+13.6%**	**639**	**+18.7%**
Equity affiliates	2	nm	+14.3%	3	(91.0%)
Pre-tax income	**342**	**+22.1%**	**+13.6%**	**642**	**+12.3%**
Tax	(102)	+46.3%	+71.6%	(162)	(1.7%)
Net income	**240**	**+14.0%**	**(0.7%)**	**480**	**+17.9%**

CRÉDIT AGRICOLE S.A.

Asset management, insurance and private banking

Private banking highlights

€m	Q2-07	ΔQ2/Q2	ΔQ2/Q1	H1-07	ΔH1/H1
Net banking income	**172**	**+17.7%**	**(1.0%)**	**346**	**+14.9%**
Operating expenses	(105)	+2.9%	(0.5%)	211	+3.9%
Gross operating income	**67**	**+52.2%**	**(1.8%)**	**135**	**+37.8%**
Risk-related costs	2	(56.8%)	+72.7%	3	(50.0%)
Operating income	**69**	**+42.2%**	**(0.6%)**	**138**	**+32.8%**
Equity affiliates	3	+50.0%	+50.0%	5	+66.7%
Pre-tax income	**72**	**+42.5%**	**+0.8%**	**143**	**+33.7%**
Tax	(20)	+40.3%	+2.5%	(40)	+36.6%
Net income	**52**	**+43.5%**	**+0.2%**	**103**	**+32.6%**

CRÉDIT AGRICOLE S.A.

Corporate and investment banking

Solidly rooted positions

✓ Structured finance

- No. 2 world mandated arranger in project finance (Thomson Financial)

✓ Syndication

- No. 8 bookrunner for the EMEA region (IFR/Thomson)
- No. 3 bookrunner for the Asia–Pacific region *(excluding Japan)* (IFR/Thomson)

✓ Capital markets

- No. 6 provider of structured *equity products in* Asia (Asiamoney)
- No. 11 bookrunner for bond issues world-wide (Thomson Financial)

✓ Investment banking

- No. 1 in primary equities in France (Thomson Financial)
- No. 2 in Mergers & Acquisitions in France (Thomson Financial)

✓ Equity brokerage

- No. 1 in research in France, among Top 5 in research in European countries (Thomson Excell)
- No. 2 best broker for European *small caps* (Thomson Excell)
- No. 1 in Asian equity research (Greenwich Surveys)


CRÉDIT
AGRICOLE S.A.

Corporate and investment banking

Glossary and key figures

Banks that structure CDOs, like Calyon, usually have on their books both ABSs, which are the raw material for CDOs in the process of being structured, and still unsold CDO tranches

✓ABS (asset backed security)

- An ABS is a security issued to finance a vehicle whose assets consist of loans secured against real assets. ABSs are a common form of securitisation. The most popular types of ABSs are backed by US mortgages of varying quality (subprime, Alt-A, prime etc.)
- Typically, an ABS's underlying assets will consist of 3,000-6,000 loans with a unit amount of $100,000-500,000 each. The ABS will have several tranches: equity, mezzanine (BBB or A), high grade (AA and AAA), depending on the attached risk
- Calyon owns €1.9bn of ABSs, and subprime underlyings within these ABSs total €586m

✓CDO (collaterized debt obligation)

- A CDO is a securitisation structure in which the assets being financed are ABSs. Whereas ABSs are liquid and highly standardised products, CDOs are special purpose entities, structured starting initiation for specifically identified investors, and their securities see only limited trading on the secondary market
- Typically, a CDO is a vehicle with underlying assets of between $1bn and $2bn, consisting of securities from between 120 and 250 different ABSs

Corporate and investment banking

Glossary and key figures

✓Equity tranche

- In a CDO, the equity tranche is the one that absorbs the first losses in the underlying asset portfolio. The equity tranche of a CDO is generally *sold to a hedge fund or to the CDO manager*
- Typically, a CDO's equity tranche makes up between 1% and 5% of the transaction
- *Calyon does not own any CDO equity tranche*

✓Mezzanine tranche

- CDO's mezzanine tranches absorb the losses not absorbed by the equity tranche. Asset managers and proprietary *investors are traditional* buyers of CDO mezzanine tranches
- Calyon owns €280m of unsold CDO mezzanine tranches, which are extensively covered by reserves (68%)

✓Super senior tranche

- CDO super-senior tranches are rated AAA and are protected by both the loss absorption structure within the ABSs making up the CDO, and by the CDO's equity and mezzanine tranches. As a result, super-senior tranches are extremely unlikely to suffer losses, even in the most severe stress scenarios considering its various levels of protection. They are traditionally bought by monoline insurers specialising in this type of product
- Calyon owns €4.4bn of still unsold AAA-rated CDO super senior tranches, from six different transactions. They are protected:
  - By the junior tranches of the underlying ABSs, which will absorb from 6 to 19% of the losses on the original loan portfolio, which means that losses up to those levels will have no impact on the CDO structure, including on its equity tranche
  - By the equity and mezzanine tranches of the CDOs themselves, which represent in average 33% of the CDO's total amount

Corporate and investment banking

Income statement of Financing activities

€m	Q2-07	ΔQ2/Q2	ΔQ2/Q1	H1-07	ΔH1/H1	ΔH1/H1*
Net banking income	**581**	**(3.4%)**	**(7.5%)**	**1,210**	**+11.4%**	**+14.9%**
Operating expenses	(234)	+7.8%	(7.3%)	(486)	+14.1%	+16.5%
Gross operating income	**347**	**(9.7%)**	**(7.7%)**	**724**	**+9.7%**	**+13.9%**
Risk-related costs	(4)	(73.0%)	n.m.	10	n.m.	
Operating income	**343**	**(6.9%)**	**(12.1%)**	**734**	**+14.0%**	
Equity affiliates	35	(16.9%)	(0.6%)	70	(23.0%)	
Net income on other assets	0	n.m.	n.m.	0	n.m.	
Pre-tax income	**378**	**(7.9%)**	**(11.1%)**	**804**	**+9.4%**	
Tax	(95)	(9.4%)	(13.5%)	(205)	+17.1%	
Net income	**273**	**(8.5%)**	**(11.5%)**	**582**	**+7.1%**	
Cost/income ratio	**40.2%**	**+4.2pts**	**+0.1pt**	**40.1%**	**+0.9pt**	
ROE				**17.9%**		

* At constant exchange rates

CRÉDIT AGRICOLE S.A.

Corporate and investment banking

Income statement of Capital markets and investment banking

€m	Q2-07	ΔQ2/Q2	ΔQ2/Q1	H1-07	ΔH1/H1	ΔH1/H1*
Net banking income	**996**	**+11.6%**	**+0.5%**	**1,987**	**+10.2%**	**+13.9%**
Operating expenses	(723)	+11.9%	+9.3%	(1,384)	+10.1%	+12.9%
Gross operating income	**273**	**+10.8%**	**(17.1%)**	**603**	**+10.5%**	**+16.1%**
Risk-related costs	6	n.m.	n.m.	6	n.m.	
Operating income	**279**	**+12.8%**	**(15.3%)**	**609**	**+11.4%**	
Equity affiliates	2	n.m.	x2	3	n.m.	
Net income on other assets	0	n.m.	n.m.	0	n.m.	
Pre-tax income	**281**	**+16.0%**	**(14.9%)**	**612**	**+12.8%**	
Tax	(79)	+11.3%	(13.8%)	(171)	+17.0%	
Net income – Group share	185	14.0%	(19.4%)	415	+9.4%	
Cost/income ratio	72.6%	+0.2pt	+5.9pts	69.7%	-	
ROE				36.5%		

* At constant exchange rates

CRÉDIT AGRICOLE S.A.

Proprietary asset management and other activities

Trends in main NBI aggregates

€m	H1-06	H1-07
Cost of financing	(601)	(699)
Financial management*	325	323
Other business	152	147
Work-out activities	111	188
Gain on disposal of Intesa	-	448
Net banking income	**(13)**	**407**

* Of which €28m of reversal of home purchase saving plans reserves in H1-07 against €149m in H1-06


CRÉDIT
AGRICOLE S.A.

Crédit Agricole S.A. financial statements

Consolidated balance sheet at 31 December 2006 and 30 June 2007

€bn

Assets	31/12/06	30/06/07
Cash, central banks, French postal system	6.2	5.6
Financial assets at fair value through profit or loss	421.7	472.3
Financial assets available for sale	173.5	181.3
Loans and advances to banks and customers	540.4	593.5
Financial assets held to maturity	18.0	19.9
Accrued income and sundry assets	59.8	78.9
Fixed assets	25.0	22.3
Goodwill	15.9	18.1
	1,260.5	**1,391.9**

€bn

Liabilities	31/12/06	30/06/07
Central banks, French postal system	0.1	0.5
Financial liabilities at fair value through profit or loss	301.5	321.8
Due to banks and customers	485.0	542.6
Debt securities in issue	162.8	181.4
Accruals and sundry liabilities	57.2	75.9
Insurance contract's technical reserves	186.2	195.3
Contingency reserves and subordinated debt	28.6	27.2
Shareholders' equity	34.3	41.9
Minority interests	4.8	5.3
	1,260.5	**1,391.9**

N.B. The 2006 accounts were adjusted to reflect the change in method for treating changes in minority interests


CRÉDIT
AGRICOLE S.A.



CRÉDIT
AGRICOLE S.A.